



05008501





ธนาคารกสิกรไทย
KASIKORNBANK 开华农民银行



12g3-2(b) File No.82-4922

Ref No. CN. 325/2005

May 11, 2005



Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JUN 06 2005
THOMSON FINANCIAL

(Ms. Kattiya Indaravijaya)
First Senior Vice President
KASIKORNBANK Public Company Limited

9906014-1-05

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

泰华农民银行总行
泰国曼谷叻武拉纳路泰华农民巷 1 号,
邮政编码 10140

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

For the Period Ended March 31, 2005

and

Review Report of Certified Public Accountant



REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED :

I have reviewed the accompanying consolidated balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries as at March 31, 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2005 and 2004. I have also reviewed the balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED as at March 31, 2005 and the statements of income, changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2005 and 2004. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in conformity with generally accepted accounting principles.

I draw attention to Note 19 to the financial statements which sets out the rationale for, and the effects on the financial statements of, the change in accounting policy for deferred tax which was effective from December 2004. This change in accounting policy has been applied retrospectively. The comparative financial statements for the three-month period ended March 31, 2004 have been restated in accordance with the new policy.

I have previously audited the consolidated financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries for the year ended December 31, 2004, and the financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED for the same period in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated February 14, 2005. The consolidated balance sheet of the Bank and its subsidiaries and the balance sheet of the Bank as at December 31, 2004, which have been presented herein for comparative purposes, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

S. Singhasaneh.

Mr. Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
May 9, 2005

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	March 31,2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)	March 31,2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS				
Cash	10,516,023	13,536,067	10,515,785	13,535,831
Interbank and money market items				
Domestic items				
Interest bearing	2,448,221	1,218,278	2,401,441	1,137,864
Non-interest bearing	3,145,091	2,135,367	3,191,750	2,150,080
Foreign items				
Interest bearing	79,158,278	71,969,251	79,158,278	71,969,251
Non-interest bearing	571,743	926,986	571,743	926,986
Total Interbank and Money Market Items - net	85,323,333	76,249,882	85,323,212	76,184,181
Securities purchased under resale agreements	25,041,000	19,040,000	25,041,000	19,040,000
Investments (Notes 3.4, 5 and 14)				
Current investments - net	44,003,600	33,325,171	42,901,364	31,657,896
Long-term investments - net	69,249,762	76,347,551	67,128,724	74,696,584
Investments in subsidiaries and associated companies - net (Note 19)	457,059	462,378	10,553,944	10,635,878
Total Investments - net	113,710,421	110,135,100	120,584,032	116,990,358
Loans and accrued interest receivables (Note 6)				
Loans (Notes 3.5 and 7)	591,851,973	592,588,469	581,961,022	578,117,032
Accrued interest receivables	1,845,365	2,455,344	1,246,650	1,318,032
Total Loans and Accrued Interest Receivables	593,697,338	595,043,813	583,207,672	579,435,064
Less Allowance for doubtful accounts (Notes 3.6 and 8)	(36,085,376)	(39,068,137)	(26,342,185)	(26,968,186)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 9)	(2,132,146)	(4,878,194)	(1,842,249)	(2,297,055)
Less Normalized provisioning (Notes 3.8 and 10)	(2,600,000)	(2,400,000)	(2,600,000)	(2,400,000)
Total Loans and Accrued Interest Receivables - net	552,879,816	548,697,482	552,423,238	547,769,823
Properties foreclosed - net (Note 3.9)	17,762,800	17,397,232	12,987,419	12,734,511
Customers' liability under acceptances	751,772	743,369	751,772	743,369
Premises and equipment - net (Note 3.10)	21,213,213	19,747,325	20,696,280	19,220,398
Intangible assets - net (Notes 3.11)	3,693,006	3,523,350	3,161,540	2,988,530
Accrued income receivables	1,591,125	1,818,365	1,501,545	1,736,440
Derivative revaluation	4,428,981	6,348,767	4,428,981	6,348,767
Other assets - net	6,516,690	7,314,809	5,785,837	6,649,339
Total Assets	843,428,180	824,551,748	843,200,641	823,941,547

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	March 31,2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)	March 31,2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Deposits in baht	711,904,292	701,712,988	712,665,321	702,127,817
Deposits in foreign currencies	2,967,649	3,856,728	2,967,649	3,856,728
Total Deposits	714,871,941	705,569,716	715,632,970	705,984,545
Interbank and money market items				
Domestic items				
Interest bearing	10,771,959	8,067,532	10,496,960	7,707,532
Non-interest bearing	3,257,456	3,182,510	3,252,497	3,182,510
Foreign items				
Interest bearing	140,983	18,777	140,983	18,777
Non-interest bearing	272,779	256,130	272,779	256,130
Total Interbank and Money Market Items	14,443,177	11,524,949	14,163,219	11,164,949
Liability payable on demand	5,196,952	7,426,010	5,196,952	7,426,010
Borrowings				
Short-term borrowings	3,753,000	3,843,000	3,753,000	3,843,000
Long-term borrowings	19,786,074	19,767,595	19,786,074	19,767,595
Total Borrowings	23,539,074	23,610,595	23,539,074	23,610,595
Bank's liability under acceptances	751,772	743,369	751,772	743,369
Derivative revaluation	2,841,305	1,440,906	2,841,305	1,440,906
Accrued interest payables	1,459,154	1,096,509	1,461,454	1,095,566
Other liabilities	8,448,302	6,474,038	8,015,782	6,127,970
Total Liabilities	771,551,677	757,886,092	771,602,528	757,593,910

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	March 31,2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)	March 31,2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
Shareholders' equity				
Share capital				
Authorized share capital				
3,048,614,697 ordinary shares, Baht 10 par value	30,486,147	30,486,147	30,486,147	30,486,147
Issued and paid-up share capital (Note 12)				
2,369,894,567 ordinary shares, Baht 10 par value	23,698,946		23,698,946	
2,363,624,537 ordinary shares, Baht 10 par value		23,636,245		23,636,245
Premium on ordinary shares	17,674,160	17,555,259	17,674,160	17,555,259
Appraisal surplus on asset revaluation (Notes 3.10 and 19)	10,133,412	8,762,355	10,133,412	8,762,355
Revaluation surplus on investments (Notes 3.4 and 19)	768,988	951,996	768,988	951,996
Retained earnings				
Appropriated				
Legal reserve	770,000	770,000	770,000	770,000
Unappropriated (Note 19)	18,552,607	14,671,782	18,552,607	14,671,782
	71,598,113	66,347,637	71,598,113	66,347,637
Minority interests (Note 19)	278,390	318,019	-	-
Total Shareholders' Equity	71,876,503	66,665,656	71,598,113	66,347,637
Total Liabilities and Shareholders' Equity	843,428,180	824,551,748	843,200,641	823,941,547
Off-balance sheet items - contingencies (Note 15)				
Aval to bills and guarantees of loans	662,838	614,862	662,838	617,267
Liability under unmatured import bills	4,331,335	4,290,602	4,331,335	4,290,602
Letters of credit	17,540,230	14,103,371	17,540,230	14,103,371
Other contingencies	630,051,036	532,959,404	629,979,392	532,843,314



(Pol.Gen. Pow Sarasin)

Vice Chairman



(Dr. Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2005	2004 (Restated)	2005	2004 (Restated)
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	7,326,348	6,502,603	6,985,338	6,098,864
Interbank and money market items	521,819	451,443	521,356	450,952
Investments	890,369	982,778	882,612	962,348
Total Interest and Dividend Income	8,738,536	7,936,824	8,389,306	7,512,164
Interest expense (Note 3.3)				
Deposits	1,321,316	1,421,944	1,321,317	1,421,944
Interbank and money market items	68,532	41,932	66,683	40,998
Short-term borrowings	12,566	-	12,566	-
Long-term borrowings	273,451	410,159	273,451	410,159
Total Interest Expense	1,675,865	1,874,035	1,674,017	1,873,101
Net income from interest and dividend	7,062,671	6,062,789	6,715,289	5,639,063
Reversal of bad debt and doubtful accounts (Note 3.6)	(309,372)	(2,155,502)	(68,439)	(1,759,187)
Loss on debt restructuring (Note 3.7)	394,229	2,545,956	77,264	1,830,493
Normalized provisions (Note 3.8)	200,000	200,000	200,000	200,000
Net income from interest and dividend after reversal of bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	6,777,814	5,472,335	6,506,464	5,367,757
Non-interest income				
Gain on investments (Notes 3.4 and 5)	127,905	877,559	32,117	844,191
Share of profit (loss) from investments on equity method (Notes 3.4 and 19)	(1,215)	19,400	145,365	120,560
Fees and service income				
Acceptances, aval and guarantees	160,484	135,120	160,484	135,120
Others	2,173,875	1,772,488	1,980,649	1,579,137
Gain on exchanges (Note 3.13)	207,182	387,191	207,182	387,191
Gain on transfer of financial assets (Note 3.4)	-	12,622	-	-
Other income	265,690	162,925	226,215	156,735
Total Non-interest Income	2,933,921	3,367,305	2,752,012	3,222,934
Non-interest expenses				
Personnel expenses	1,517,950	1,489,592	1,420,920	1,416,797
Premises and equipment expenses (Note 3.10)	693,674	824,415	668,426	800,520
Taxes and duties	374,295	346,422	352,880	328,463
Fees and service expenses	589,818	708,497	581,567	688,749
Directors' remuneration	14,141	14,519	11,838	11,886
Loss on impairment of properties foreclosed (Note 3.9)	5,425	63,728	4,594	63,728
Contributions to Financial Institutions Development Fund	711,687	692,617	711,687	692,617
Other expenses	640,714	297,049	391,704	229,349
Total Non-interest Expenses	4,547,704	4,436,839	4,143,616	4,232,109
Income before income tax	5,164,031	4,402,801	5,114,860	4,358,582
Income tax expense (Notes 3.12 and 19)	1,301,116	32,478	1,271,916	-
Net income before minority interests	3,862,915	4,370,323	3,842,944	4,358,582
Minority interests in net income	(19,971)	(11,741)	-	-
Net income	3,842,944	4,358,582	3,842,944	4,358,582
Basic earnings per share (Note 3.17)	1.62	1.85	1.62	1.85
Number of the weighted average number of ordinary shares (shares)	2,369,197,897	2,360,820,977	2,369,197,897	2,360,820,977



(Pol.Gen. Pow Sarasin)

Vice Chairman



(Dr. Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

(Unaudited)

(Reviewd)

Thousand Baht

	Consolidated									
	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit)			Minority Interests	Total
						Appropriated		Unappropriated (Deficit)		
						Legal Reserve	Other Reserves			
Balance as of December 31, 2003	23,540,654	49,524,920	5,520,432	6,231,844	1,312,639	800,000	26,675,300	(65,148,235)	355,197	48,812,751
Adjustment for cumulative effects of change in accounting policy for prior years (Note 19)	-	-	-	2,670,791	676,042	-	-	(38,962)	(6,770)	3,301,101
Balance as of December 31, 2003, as restated	23,540,654	49,524,920	5,520,432	8,902,635	1,988,681	800,000	26,675,300	(65,187,197)	348,427	52,113,852
Ordinary shares	74,858	-	-	-	-	-	-	-	-	74,858
Premium on ordinary shares	-	143,896	-	-	-	-	-	-	-	143,896
Appraisal surplus on asset revaluation (restated)	-	-	-	(35,685)	-	-	-	35,685	-	-
Revaluation surplus on investments (restated)	-	-	-	-	(145,222)	-	-	-	-	(145,222)
Decreased in accumulated loss	-	(32,152,504)	(5,520,432)	-	-	(800,000)	(26,675,300)	65,148,236	-	-
Net gain (loss) not recognised in the statements of income	-	(32,152,504)	(5,520,432)	(35,685)	(145,222)	(800,000)	(26,675,300)	65,183,921	-	(145,222)
Net income (restated)	-	-	-	-	-	-	-	4,358,582	-	4,358,582
Minority interests (restated)	-	-	-	-	-	-	-	-	(71,253)	(71,253)
Balance as of March 31, 2004, as restated	23,615,512	17,516,312	-	8,866,950	1,843,459	-	-	4,355,306	277,174	56,474,713
Balance as of December 31, 2004	23,636,245	17,555,259	-	8,762,355	951,996	770,000	-	14,671,782	318,019	66,665,656
Ordinary shares	62,701	-	-	-	-	-	-	-	-	62,701
Premium on ordinary shares	-	118,901	-	-	-	-	-	-	-	118,901
Appraisal surplus on asset revaluation	-	-	-	1,371,057	-	-	-	37,881	-	1,408,938
Revaluation surplus on investments	-	-	-	-	(183,008)	-	-	-	-	(183,008)
Net gain (loss) not recognised in the statements of income	-	-	-	1,371,057	(183,008)	-	-	37,881	-	1,225,930
Net income	-	-	-	-	-	-	-	3,842,944	-	3,842,944
Minority interests	-	-	-	-	-	-	-	-	(39,629)	(39,629)
Balance as of March 31, 2005	23,698,946	17,674,160	-	10,133,412	768,988	770,000	-	18,552,607	278,390	71,876,503

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

(Unaudited)

(Reviewed)

	ThousandBaht								
	The Bank								
	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit)			Total
						Appropriated		Unappropriated (Deficit)	
						Legal Reserve	Other Reserves		
Balance as of December 31, 2003	23,540,654	49,524,920	5,520,432	6,231,844	1,312,639	800,000	26,675,300	(65,148,235)	48,457,554
Adjustment for cumulative effects of change in accounting policy for prior years (Note 19)	-	-	-	2,670,791	676,042	-	-	(38,962)	3,307,871
Balance as of December 31, 2003, as restated	23,540,654	49,524,920	5,520,432	8,902,635	1,988,681	800,000	26,675,300	(65,187,197)	51,765,425
Ordinary shares	74,858	-	-	-	-	-	-	-	74,858
Premium on ordinary shares	-	143,896	-	-	-	-	-	-	143,896
Appraisal surplus on asset revaluation (restated)	-	-	-	(35,685)	-	-	-	35,685	-
Revaluation surplus on investments (restated)	-	-	-	-	(145,222)	-	-	-	(145,222)
Decreased in accumulated loss	-	(32,152,504)	(5,520,432)	-		(800,000)	(26,675,300)	65,148,236	-
Net gain (loss) not recognised in the statements of income	-	(32,152,504)	(5,520,432)	(35,685)	(145,222)	(800,000)	(26,675,300)	65,183,921	(145,222)
Net income (restated)	-	-	-	-	-	-	-	4,358,582	4,358,582
Balance as of March 31, 2004, as restated	23,615,512	17,516,312	-	8,866,950	1,843,459	-	-	4,355,306	56,197,539
Balance as of December 31, 2004	23,636,245	17,555,259		8,762,355	951,996	770,000	-	14,671,782	66,347,637
Ordinary shares	62,701	-	-	-	-	-	-	-	62,701
Premium on ordinary shares	-	118,901	-	-	-	-	-	-	118,901
Appraisal surplus on asset revaluation	-	-	-	1,371,057	-	-	-	37,881	1,408,938
Revaluation surplus on investments	-	-	-	-	(183,008)	-	-	-	(183,008)
Net gain (loss) not recognised in the statements of income	-	-	-	1,371,057	(183,008)	-	-	37,881	1,225,930
Net income	-	-	-	-	-	-	-	3,842,944	3,842,944
Balance as of March 31, 2005	23,698,946	17,674,160	-	10,133,412	768,988	770,000	-	18,552,607	71,598,113

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2005	2004 (Restated)	2005	2004 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	3,842,944	4,358,582	3,842,944	4,358,582
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	469,336	377,345	339,184	367,591
Reversal on bad debt and doubtful accounts	(309,372)	(2,155,502)	(68,439)	(1,759,187)
Loss on debt restructuring	394,229	2,545,956	77,264	1,830,493
Normalized provisions	200,000	200,000	200,000	200,000
Interest income from amortization of revaluation allowance for debt restructuring	(224,556)	(374,719)	(13,163)	(64,036)
Gain on revaluation of investments	(2,659)	(1,785)	(2,659)	(1,785)
Loss on impairment of investments (reversal)	813	(157,634)	813	(134,497)
Amortization of goodwill	(8,061)	(2,751)	-	-
Gain on disposal of securities for investments	(117,022)	(672,496)	(21,185)	-
Amortization of premium and discount on debt instruments	521,450	575,662	524,392	(662,264)
Loss on impairment of foreclosed properties	5,425	63,728	4,594	574,624
Loss on impairment of other assets	223	4,065	1,006	63,728
Gain on disposal of premises and equipment	(8,066)	(127)	(8,066)	(127)
Reversal of loss on impairment of premises and equipment	(1,416)	-	(1,416)	-
Reversal of loss on revaluation of premises and equipment	(114,873)	-	(114,873)	-
Gain on transfer of financial assets	-	(12,622)	-	-
Share of (profit) loss from investments on equity method	1,215	(19,400)	(145,365)	(120,560)
Dividend income from subsidiaries and associated companies	3,550	52,000	152,447	266,028
Amortization of discount on debentures	970	986	970	986
Decrease in accrued interest receivables	609,979	139,344	71,382	30,015
Decrease in other accrued income	227,240	107,913	234,894	117,854
Increase (decrease) in accrued interest payables	362,644	(912,239)	365,888	(912,013)
Increase (decrease) in other accrued expenses	957,231	(341,811)	866,796	(335,531)
Decrease in other reserves	-	(194,000)	-	(194,000)
Minority interests in net income	19,971	11,741	-	-
Net income from operations before changes in operating assets and liabilities	6,831,195	3,592,236	6,307,408	3,625,901
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(9,084,589)	11,588,255	(9,150,170)	11,422,936
Securities purchased under resale agreements	(6,001,000)	(9,290,000)	(6,001,000)	(9,290,000)
Investment for trading	(7,157,528)	(539,839)	(7,157,528)	(539,839)
Loans	(12,491,861)	(6,725,535)	(5,364,087)	(6,473,020)
Properties foreclosed	3,538,564	552,110	364,266	295,412
Other assets	2,596,755	673,548	2,772,315	904,358

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2005	2004 (Restated)	2005	2004 (Restated)
Increase (decrease) in operating liabilities				
Deposits	9,302,225	23,589,835	9,648,425	23,931,206
Interbank and money market items (liabilities)	2,918,229	(1,125,268)	2,998,270	(1,145,268)
Liabilities payable on demand	(2,229,058)	(2,439,330)	(2,229,058)	(2,439,330)
Other liabilities	2,431,568	(48,800)	2,400,128	(54,049)
Net Cash (Used in) Provided by Operating Activities	(9,345,500)	19,827,212	(5,411,031)	20,238,307
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	10,679,731	30,314,379	10,470,737	30,314,379
Proceeds from redemption of held to maturity debt instruments	4,006,621	10,459,890	1,148,621	9,929,405
Proceeds from disposal of general investments	58,572	898,239	56,486	887,097
Purchase of available for sale investments	(5,625,325)	(20,487,800)	(5,623,263)	(20,487,300)
Purchase of held to maturity debt instruments	(2,289,241)	(9,273,802)	-	(9,230,251)
Purchase of general investments	(90,205)	(894,298)	(90,205)	(894,298)
Purchase of investments in receivables	-	-	(3,214,980)	-
Proceeds from disposal of premises and equipment	10,248	133	10,248	133
Purchase of premises and equipment	(199,521)	(171,588)	(199,038)	(170,793)
Purchase of intangible assets	(257,424)	(238,774)	(259,222)	(238,774)
Net Cash Provided by Investing Activities	6,293,456	10,606,379	2,299,384	10,109,598
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowing	-	(39,967,145)	-	(39,967,145)
Decrease in short-term borrowing	(90,000)	-	(90,000)	-
Increase in ordinary shares	62,700	74,858	62,700	74,858
Increase in premium on share capital	118,901	143,894	118,901	143,894
Dividend paid to minority interests	(59,601)	(85,672)	-	-
Net Cash Provided by (Used in) Financing Activities	32,000	(39,834,065)	91,601	(39,748,393)
Net decrease in cash and cash equivalents	(3,020,044)	(9,400,474)	(3,020,046)	(9,400,488)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4)	13,536,067	18,699,184	13,535,831	18,699,096
Cash and cash equivalents at end of the period (Notes 3.1 and 4)	10,516,023	9,298,710	10,515,785	9,298,608
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	1,313,221	2,786,274	1,308,129	2,785,144
Income tax	185,864	117,063	177,952	109,123

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004 (REVIEWED) AND FOR THE YEAR ENDED DECEMBER 31, 2004 (AUDITED)

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, the Bank, is a public company registered in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank are commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of March 31, 2005 and December 31, 2004, the Bank had total staffing of 10,128 and 10,110 persons, respectively.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND BASIS OF CONSOLIDATION

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated January 22, 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and profit and loss accounts for commercial banks; and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding the Interim Financial Statements, and have been prepared for providing an update on the financial statements for the year ended December 31, 2004. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended December 31, 2004.

The financial statements are prepared under the historical cost convention except as disclosed in the accounting policies.

For the convenience of the readers, this English language translation of the financial statements has been prepared from the Thai language financial statements which are issued for domestic reporting purposes.

2.2 Basis of consolidation

The consolidated financial statements of the Bank comprise of the Bank, its subsidiaries and the interest in associates.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

2.3 The consolidated financial statements of the Bank comprise the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding		
	March 31, 2005	December 31, 2004	March 31, 2004
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KF")	99.99	99.99	99.99
Kasikorn Securities Public Co., Ltd. ("K-Securities")	99.91	99.91	-
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42	71.42

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF. On April 29, 2005, the company paid profit sharing on assets revalued on December 31, 2004, amounting to Baht 180 million and interest on such profit, calculating from January 1, 2005 to April 28, 2005, amounting to Baht 1 million to FIDF, totalling Baht 181 million, in accordance with the conditions set forth in the MOU. The company will register operation discontenance to the Ministry of Commerce within year 2005.

Progress Land and Buildings Company Limited is a company, which was registered in the Kingdom of Thailand on November 18, 1999 and is located at 306 Seupa Road, Pomprab, Pomprab Sadtrupai, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Factoring Company Limited is a company, which was registered in the Kingdom of Thailand on July 9, 1990, and is located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide service in the area of factoring, finance leases, operating leases and hire purchase.

Kasikorn Securities Public Company Limited (formerly: "Asset Plus Securities Public Company Limited") is a company, which was registered in the Kingdom of Thailand on August 13, 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the securities business and investment banking. In December 2004, the Bank purchased 99.91% of the shares in this Company from Asia Plus Securities Public Company Limited. This resulted in the company becoming a subsidiary of the Bank and it is included in the consolidated financial statements since December 2004.

Kasikorn Asset Management Company Limited is a company, which was registered in the Kingdom of Thailand on March 18, 1992 and is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main businesses are assets and funds management.

Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 5 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

In compliance with the BoT regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than 3 months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Lease income of a subsidiary is recognized as follows:

Income under finance lease agreements is recognized on the basis of installment payments due by using the effective yield method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than six months, the cash basis is adopted.

Income under operating lease agreements is recognized on the basis of equal monthly installments. When installment payments are in arrears for more than six months, the cash basis is adopted.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments or marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment.

Premiums and discounts are amortized using the effective interest yield method.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investment in the receivables are stated at acquisition cost after deducting of the allowance for impairment. When debt restructuring is applied, the balance will be recorded as loan at the fair value, following the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statements of income.

In the consolidated and the Bank only financial statements, investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only financial statements, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Interest income from investments in the receivables is recognized by using the effective yield method.

Cost of investments sold is calculated by using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

3.5 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the BoT's regulations, the Bank's analysis of each loan, and an appraisal of the financial standing of each borrower, taking into consideration the Bank's experience in loan risk and collateral value.

In accordance with the regulations of the BoT, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories. The period that a loan is past due is the principal criteria used in classifying a loan. Non-litigated or non-restructured doubtful loans require the up of set an additional allowance by using the number of days past due. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral. Allowances for pass and special mention loans are made based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with high probability of default on their contractual obligations and agreement. In which case the Bank will stop amortizing to the statement of income. The recognition in the statement of income occur when such risk is eliminated.

3.8 Normalized Provisioning

The Bank has begun to set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank sets aside normalized provisions up to approximately 0.5 percent of all normal and non-performing loans. Starting from the quarter ending June 30, 2002 normalized provisioning has been gradually accumulated on a quarterly basis and will continue until the target has been achieved.

Normalized provisioning is charged as an expense in each accounting period.

3.9 Properties Foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statements of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses.

- *Revalued assets*

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any restated revaluation surplus is transferred directly from the revaluation reserve to retained earnings.

- Leased assets

Leases in terms of which the subsidiaries substantially assumes all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of property, plant and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the statements of income over the estimated useful lives of each part of an item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.11 Intangible Assets

- Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill arising on acquisition represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses. Goodwill and negative goodwill arising on acquisition of shares in subsidiaries and associates in the Company's separate financial statements is included in investments.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-10 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.12 Income Tax

Income tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

3.13 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of the transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the period are translated into Baht at the reference rates announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.14 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are recognized in the income statement and included as part of gain on exchange.

3.15 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.16 Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while and the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares which issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.18 Use of Accounting Estimates

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects BoTh current and future periods.

4 SUPPLEMENTARY INFORMATION

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus (deficit) on investments and have presented it as a change in shareholders' equity for each of the three-months periods ended March 31, 2005 and 2004 as follows:

(Million Baht)

	Consolidated and The Bank	
	2005	2004
Revaluation susplus (deficit) on investments	(183)	(146)

For each of the three-months periods ended March 31, 2005 and 2004, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 38 million and Baht 25 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For each of the three-month periods ended March 31, 2005 and 2004, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 193 million and Baht 1,123 million, respectively on a consolidated basis and Baht 152 million and Baht 579 million, respectively for the Bank only.

For the three-month period ended March 31, 2004, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) amounting to Baht 61 million and in return received non-transferable promissory notes from TAMC, which have been included in investments in held-to-maturity debt instruments (Note 5).

5 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated			
	March 31, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	8,482	5	(1)	8,486
Add Allowance for revaluation	4			-
Total	8,486			8,486
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	13,474	95	(119)	13,450
1.2.2 Private enterprise debt instruments	719	2	(2)	719
1.2.3 Foreign debt instruments	7,914	9	(3)	7,920
1.2.4 Marketable equity securities - domestic	1,051	437	(576)	912
1.2.5 Others	100	-	(48)	52
Total	23,258	543	(748)	23,053
Add Allowance for revaluation	401			-
Less Allowance for impairment	(606)			-
Total	23,053			23,053
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	7,847	40	(2)	7,885
1.3.2 Private enterprises debt instruments	31	-	(3)	28
1.3.3 Foreign debt instruments	4,616	8	(68)	4,556
Total	12,494	48	(73)	12,469
Less Allowance for impairment	(29)			-
Total	12,465			12,469
Total Current Investments - net	44,004			44,008

(Million Baht)

	Consolidated			
	March 31, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	18,682	200	(93)	18,789
2.1.2 Private enterprise debt instruments	1,787	6	(15)	1,778
2.1.3 Foreign debt instruments	15,344	77	(69)	15,352
2.1.4 Marketable equity securities - domestic	135	261	-	396
2.1.5 Others	59	1	-	60
Total	36,007	545	(177)	36,375
Add Allowance for revaluation	368			-
Total	36,375			36,375
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	17,828	237	(569)	17,496
2.2.2 Private enterprises debt instruments	993	-	(785)	208
2.2.3 Foreign debt instruments	7,831	7	(96)	7,742
Total	26,652	244	(1,450)	25,446
Less Allowance for impairment	(1,219)			-
Total	25,433			25,446
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,915	-	(813)	2,102
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	5,246	-	(3)	5,243
Total	8,580	-	(1,139)	7,441
Less Allowance for impairment	(1,139)			-
Total	7,441			7,441
Total Long-term Investments - net	69,249			69,262

(Million Baht)

	Consolidated			
	December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,312	3	-	1,315
Add Allowance for revaluation	3			-
Total	1,315			1,315
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	14,409	113	(210)	14,312
1.2.2 Private enterprise debt instruments	324	-	(3)	321
1.2.3 Foreign debt instruments	9,458	12	(1)	9,469
1.2.4 Marketable equity securities - domestic	1,055	565	(572)	1,048
1.2.5 Others	100	-	(48)	52
Total	25,346	690	(834)	25,202
Add Allowance for revaluation	462			-
Less Allowance for impairment	(606)			-
Total	25,202			25,202
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprise securities	4,624	12	(1)	4,635
1.3.2 Private enterprise debt instruments	4	-	(4)	-
1.3.3 Foreign debt instruments	2,210	-	(37)	2,173
Total	6,838	12	(42)	6,808
Less Allowance for impairment	(30)			-
Total	6,808			6,808
Total Current Investments - net	33,325			33,325

(Million Baht)

	Consolidated			
	December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	21,791	210	(119)	21,882
2.1.2 Private enterprises debt instruments	2,522	9	(31)	2,500
2.1.3 Foreign debt instruments	14,643	105	(35)	14,713
2.1.4 Marketable equity securities - domestic	247	353	(1)	599
2.1.5 Others	59	1	-	60
Total	39,262	678	(186)	39,754
Add Allowance for revaluation	492			-
Total	39,754			39,754
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,798	359	(488)	21,669
2.2.2 Private enterprises debt instruments	1,061	-	(787)	274
2.2.3 Foreign debt instruments	11,428	19	(84)	11,363
Total	34,287	378	(1,359)	33,306
Less Allowance for impairment	(1,205)			-
Total	33,082			33,306
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,857	-	(813)	2,044
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	3,356	-	(1,984)	1,372
Total	6,632	-	(3,120)	3,512
Less Allowance for impairment	(3,120)			-
Total	3,512			3,512
Total Long-term Investments - net	76,348			76,572

(Million Baht)

	The Bank			
	March 31, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	8,482	5	(1)	8,486
Add Allowance for revaluation	4			-
Total	8,486			8,486
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	13,474	95	(119)	13,450
1.2.2 Private enterprises debt instruments	719	2	(2)	719
1.2.3 Foreign debt instruments	7,914	9	(3)	7,920
1.2.4 Marketable equity securities - domestic	1,051	437	(576)	912
1.2.5 Others	100	-	(48)	52
Total	23,258	543	(748)	23,053
Add Allowance for revaluation	401			-
Less Allowance for impairment	(606)			-
Total	23,053			23,053
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	6,744	40	(2)	6,782
1.3.2 Private enterprises debt instruments	31	-	(3)	28
1.3.3 Foreign debt instruments	4,616	8	(68)	4,556
Total	11,391	48	(73)	11,366
Less Allowance for impairment	(29)			-
Total	11,362			11,366
Total Current Investments – net	42,901			42,905

(Million Baht)

	The Bank			
	March 31, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	18,682	200	(93)	18,789
2.1.2 Private enterprises debt instruments	1,787	6	(15)	1,778
2.1.3 Foreign debt instruments	15,344	77	(69)	15,352
2.1.4 Marketable equity securities - domestic	135	261	-	396
2.1.5 Others	59	1	-	60
Total	36,007	545	(177)	36,375
Add Allowance for revaluation	368			-
Total	36,375			36,375
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	17,759	236	(569)	17,426
2.2.2 Private enterprises debt instruments	993	-	(785)	208
2.2.3 Foreign debt instruments	7,831	7	(96)	7,742
Total	26,583	243	(1,450)	25,376
Less Allowance for impairment	(1,219)			-
Total	25,364			25,376
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,877	-	(798)	2,079
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	3,215	-	-	3,215
Total	6,511	-	(1,121)	5,390
Less Allowance for impairment	(1,121)			-
Total	5,390			5,390
Total Long-term Investments - net	67,129			67,141

(Million Baht)

	The Bank			
	December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	*1,312*	*3*	-	*1,315*
Add Allowance for revaluation	*3*			-
Total	*1,315*			*1,315*
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	*14,409*	*113*	*(210)*	*14,312*
1.2.2 Private enterprises debt instruments	*324*	-	*(3)*	*321*
1.2.3 Foreign debt instruments	*9,458*	*12*	*(1)*	*9,469*
1.2.4 Marketable equity securities - domestic	*1,055*	*565*	*(572)*	*1,048*
1.2.5 Others	*100*	-	*(48)*	*52*
Total	*25,346*	*690*	*(834)*	*25,202*
Add Allowance for revaluation	*462*			-
Less Allowance for impairment	*(606)*			-
Total	*25,202*			*25,202*
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	*2,957*	*9*	-	*2,966*
1.3.2 Private enterprises debt instruments	*4*	-	*(4)*	-
1.3.3 Foreign debt instruments	*2,210*	-	*(37)*	*2,173*
Total	*5,171*	*9*	*(41)*	*5,139*
Less Allowance for impairment	(30)			-
Total	5,141			*5,139*
Total Current Investments – net	31,658			31,656

(Million Baht)

	The Bank			
	December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	21,791	210	(119)	21,882
2.1.2 Private enterprises debt instruments	2,522	9	(31)	2,500
2.1.3 Foreign debt instruments	14,643	105	(35)	14,713
2.1.4 Marketable equity securities - domestic	136	277	-	413
2.1.5 Others	59	1	-	60
Total	39,151	602	(185)	39,568
Add Allowance for revaluation	417			-
Total	39,568			39,568
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,727	358	(488)	21,597
2.2.2 Private enterprises debt instruments	1,061	-	(787)	274
2.2.3 Foreign debt instruments	11,428	19	(84)	11,363
Total	34,216	377	(1,359)	33,234
Less Allowance for impairment	(1,205)			-
Total	33,011			33,234
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,819	-	(798)	2,021
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,238	-	(1,121)	2,117
Less Allowance for impairment	(1,121)			-
Total	2,117			2,117
Total Long-term Investments - net	74,696			74,919

As of March 31, 2005 and December 31, 2004, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 6,150 million and Baht 3,668 million, respectively, and the right to receive promissory notes from TAMC of Baht 8 million and Baht 2,658 million, respectively.

Gain on investments presented in the statements of income for each of the three-month periods ended March 31, consisted of:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Gain on disposal of investments				
Held for trading investments	11	44	11	44
Available-for-sale investments	134	675	39	675
Held-to-maturity debt	-	2	-	2
General investments	11	4	10	4
Investments in receivables	-	10	-	-
Total	156	735	60	725
Loss on disposal of investments				
Held for trading investments	(2)	-	(2)	-
Available-for-sale investments	(28)	(17)	(28)	(17)
Total	(30)	(17)	(30)	(17)
Gain from revaluation	3	2	3	2
(Loss) gain from reversal on impairment	(1)	158	(1)	134
Total Gain on Investments	128	878	32	844

Revaluation surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Revaluation surplus on investments				
Debt instruments	88	49	88	49
Equity securities	681	903	681	829
Share of revaluation surplus in subsidiaries and associated companies using the equity method	-	-	-	74
Total	769	952	769	952

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	March 31, 2005				December 31, 2004			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	4,770	22,217	5,169	32,156	5,524	25,164	5,512	36,200
1.2 Private enterprise debt instruments	681	1,825	-	2,506	287	2,559	-	2,846
1.3 Foreign debt instruments	7,913	11,828	3,517	23,258	9,458	10,809	3,834	24,101
Total	13,364	35,870	8,686	57,920	15,269	38,532	9,346	63,147
Add(Less) Allowance for revaluation	11	121	(44)	88	19	126	(95)	50
Total	13,375	35,991	8,642	58,008	15,288	38,658	9,251	63,197
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	7,846	11,670	6,159	25,675	4,624	15,472	6,326	26,422
2.2 Private enterprise debt instruments	31	209	784	1,024	4	278	783	1,065
2.3 Foreign debt instruments	4,616	7,831	-	12,447	2,210	11,428	-	13,638
Total	12,493	19,710	6,943	39,146	6,838	27,178	7,109	41,125
Less Allowance for impairment	(29)	-	(1,219)	(1,248)	(30)	-	(1,205)	(1,235)
Total	12,464	19,710	5,724	37,898	6,808	27,178	5,904	39,890
Total Debt Instruments	25,839	55,701	14,366	95,906	22,096	65,836	15,155	103,087

(Million Baht)

	The Bank							
	March 31, 2005				December 31, 2004			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	4,770	22,217	5,169	32,156	5,524	25,164	5,512	36,200
1.2 Private enterprise debt instruments	681	1,825	-	2,506	287	2,559	-	2,846
1.3 Foreign debt instruments	7,913	11,828	3,517	23,258	9,458	10,809	3,834	24,101
Total	13,364	35,870	8,686	57,920	15,269	38,532	9,346	63,147
Add(Less)Allowance for revaluation	11	121	(44)	88	19	126	(95)	50
Total	13,375	35,991	8,642	58,008	15,288	38,658	9,251	63,197
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	6,744	11,600	6,159	24,503	2,957	15,401	6,326	24,684
2.2 Private enterprise debt instruments	31	209	784	1,024	4	278	783	1,065
2.3 Foreign debt instruments	4,616	7,831	-	12,447	2,210	11,428	-	13,638
Total	11,391	19,640	6,943	37,974	5,171	27,107	7,109	39,387
Less Allowance for impairment	(29)	-	(1,219)	(1,248)	(30)	-	(1,205)	(1,235)
Total	11,362	19,640	5,724	36,726	5,141	27,107	5,904	38,152
Total Debt Instruments	24,737	55,631	14,366	94,734	20,429	65,765	15,155	101,349

Investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting were as follows:

(Million Baht)

Consolidated

March 31, 2005

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	208	122	200	208	16	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	966	452	-	2	-	(1,416)
Total	208	1,089	783	208	18	-	(1,857)

(Million Baht)

Consolidated

December 31, 2004

	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instrument	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	121	200	14	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	967	452	2	-	(1,417)
Total	1,089	783	16	-	(1,858)

(Million Baht)

The Bank

March 31, 2005

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	208	122	200	208	16	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	966	452	-	2	-	(1,416)
Total	208	1,089	783	208	18	-	(1,857)

(Million Baht)

	The Bank				
	December 31, 2004				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	121	200	14	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	967	452	2	-	(1,417)
Total	1,089	783	16	-	(1,858)

On March 31, 2005, the Bank and Phethai AMC has unrestructured investments in receivable as follows:

(Million Baht)

	The Bank	Phethai	Total
Unrestructured investments in receivable	3,215	2,028	5,243

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		The Bank Investments Equity method	
		March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Phethai Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	3,678	3,659
Ploy Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,000	5,000	2,920	2,938
Kasikorn Research Center Co., Ltd.	Service	99.99%	99.99%	3	3	12	21	3	3	12	21
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,700	1,700	1,377	1,374
Kanpai Co., Ltd.	Service	99.99%	99.99%	21	21	59	54	21	21	59	54
Progress Plus Co., Ltd.	Service	99.99%	99.99%	4	4	23	26	4	4	23	26
Kasikorn Factoring Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	237	237	321	304
Progress Facilities Management Co., Ltd.	Service	99.99%	99.99%	5	5	18	16	5	5	18	16
Progress Management Co., Ltd.	Service	99.99%	99.99%	6	6	13	11	6	6	13	11
Kasikorn Leasing Co., Ltd.	Service	99.99%	99.99%	60	60	60	60	60	60	60	60
Progress Software Co., Ltd.	Service	99.99%	99.99%	18	18	46	45	18	18	46	45
Progress Storage Co., Ltd.	Service	99.98%	99.98%	3	3	19	18	3	3	19	18
Progress Services Co., Ltd.	Service	99.97%	99.97%	2	2	29	26	2	2	29	26
Progress HR Co., Ltd.	Service	99.94%	99.94%	1	1	1	1	1	1	1	1
Kasikorn Securities Public Co., Ltd.	Securities	99.91%	99.91%	-	-	-	-	1,310	1,310	1,297	1,305

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		The Bank Investments Equity method	
		March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	30	26	5	5	30	26
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683	683	504	594
Thai Administration Services Co., Ltd.	Service	-	51.00%	-	13	-	19	-	13	-	19
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	166	160	3	3	166	160
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	-	1	1	1	-	1
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	3	3	2	2	3	3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	2	3	14	14	2	3
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	160	168	355	355	160	168
E.S. Industries Co., Ltd.	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
Total				514	527	652	669	15,442	15,455	10,749	10,843
Less Allowance for impairment				(383)	(383)	(195)	(207)	(3,335)	(3,335)	(195)	(207)
Investments in Subsidiaries and Associated Companies - Net				131	144	457	462	12,107	12,120	10,554	10,636

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from reviewed financial statements in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information that has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

Investments held by the Bank and its subsidiaries, that comprised more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Agricultural and mining	48	48	-	-
Manufacturing and commerce	277	277	277	277
Property development and construction	1,265	1,153	1,265	1,153
Infrastructure and services	6	6	1	1
Others	394	394	394	394
Total	1,990	1,878	1,937	1,825

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the audited financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Cash and deposits at financial institutions	54	161
Long-term investments - net	50	50
Investments in receivables - net	6,650	4,981
Loans, receivables and accrued interest receivables - net	4,147	4,508
Properties foreclosed - net	4,271	1,124
Equipment - net	5	6
Other assets - net	550	402
Total Assets	15,727	11,232
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	11,990	7,440
Other liabilities	59	133
Shareholders' Equity	3,678	3,659
Total Liabilities and Shareholders' Equity	15,727	11,232

Phethai Asset Management Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
Interest and dividend income	127	189
Interest expense	20	28
Net income from interest and dividend	107	161
Reversal of bad debt and doubtful accounts	(5)	(153)
Loss on debt restructuring	117	168
Net (expense) income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	(5)	146
Non-interest income	69	260
Non-interest expense	45	93
Net profit	19	313
Basic earnings per share (Baht)	0.03	0.52

Phethai Asset Management Company Limited

Statements of Cash Flows

For Each of the Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	19	313
Add (less) Adjustments to reconcile net profit to net cash from operating activities		
Gain on transfer of financial assets	(44)	(221)
Loss on impairment of investments in receivables	10	-
Reversal of bad debt and doubtful accounts	(5)	(153)
Loss on debt restructuring	117	168
Interest income from amortization of revaluation allowance for debt restructuring	(52)	(119)
Depreciation and amortization	2	1
Loss on impairment of properties foreclosed	-	1
Reversal (loss) on impairment of other assets	(1)	45
Increase (decrease) in accrued interest payables	2	(3)
Decrease in accrued expenses	(5)	(3)
Net profit from operations before changes in operating assets and liabilities	43	29
(Increase) decrease in operating assets		
Investments in receivables	14	43
Loans and receivables	343	762
Properties foreclosed	43	29
Other assets	40	(29)
Decrease in operating liabilities		
Other liabilities	(70)	(16)
Net Cash Provided by Operating Activities	413	818

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from financial institutions	(520)	(855)
Net Cash used in Financing Activities	(520)	(855)
Net decrease in cash and cash equivalents	(107)	(37)
Cash and cash equivalents at the beginning of the periods	161	112
Cash and cash equivalents at the end of the periods	54	75
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the periods		
Interest expense	18	31

Ploy Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2005	December 31, 2004
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Cash and deposits at financial institutions	83	23
Short-term investments – net	5,070	-
Long-term investments – net	-	185
Investments in receivables – net	-	1,372
Loans, receivables and accrued interest receivables – net	-	4,013
Properties foreclosed – net	-	2,973
Leasehold improvement and equipment – net	-	1
Other assets – net	5	87
Total Assets	5,158	8,654
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	1,970	5,665
Other liabilities	233	16
Shareholders' Equity	2,955	2,973
Total Liabilities and Shareholders' Equity	5,158	8,654

Ploy Asset Management Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
Interest and dividend income	217	252
Interest expense	12	19
Net income from interest and dividend	205	233
Reversal of bad debt and doubtful accounts	(181)	(6)
Loss on debt restructuring	199	548
Net income (expense) from interest and dividend After reversal of bad debt and doubtful accounts and loss on debt restructuring	187	(309)
Non-interest income	173	52
Non-interest expense	303	21
Net profit (loss)	57	(278)
Basic earnings (loss) per share (Baht)	0.11	(0.56)

Ploy Asset Management Company Limited

Statements of Cash Flows

For Each of the Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss)	57	(278)
Add (less) Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain on investments in securities	(96)	(23)
Gain on transfer of financial assets	-	(13)
Reversal of bad debt and doubtful accounts	(181)	(6)
Loss on debt restructuring	199	548
Interest income from amortization of revaluation allowance for debt restructuring	(159)	(191)
Loss on amortization of prepaid tax	3	-
Loss on impairment of properties foreclosed	1	3
Increase in accrued interest receivable	(2)	-
Decrease in accrued interest payables	(2)	-
Increase (decrease) in accrued expenses	17	(4)
Net (loss) profit from operations before changes in operating assets and liabilities	(163)	36
(Increase) decrease in operating assets		
Investments in receivables	2	1
Loans and receivables	219	580
Properties foreclosed	33	2
Prepaid income tax	(1)	-
Other assets	46	(10)
Increase (decrease) in operating liabilities		
Other liabilities	197	(8)
Net Cash Provided by Operating Activities	333	601

Ploy Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of general long-term investments	209	116
Purchases of Investment in securities	(2)	-
Purchases of long-term investments	-	(1)
Net Cash Provided by Investing Activities	207	115
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowing from financial institutions	(480)	(755)
Net Cash Used in Financing Activities	(480)	(755)
Net increase (decrease) in cash and cash equivalents	60	(39)
Cash and cash equivalents at the beginning of the periods	23	84
Cash and cash equivalents at the end of the periods	83	45
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the periods		
Interest expense	14	20
Income tax	1	-

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Cash and deposits at financial institutions	501	109
Investments – net	-	358
Other current assets	8	7
Properties foreclosed – net	541	565
Premises and equipment – net	343	347
Total Assets	1,393	1,386
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	16	11
Shareholders' equity	1,377	1,375
Total Liabilities and Shareholders' Equity	1,393	1,386

Progress Land and Buildings Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
Revenues	4	8
Expense	1	(12)
Net profit	3	20
Earnings per share (Baht)	0.15	0.99

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2005	December 31, 2004
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Current Assets		
Cash and deposits at financial institutions	-	103
Factoring receivables – net	2,508	2,708
Current portion of finance lease receivables – net	82	107
Current portion of installation receivables – net	18	16
Other current assets	17	16
Non-Current Assets		
Factoring receivables due over one year	126	95
Finance lease receivables – net	105	87
Installment receivables – net	31	34
Other non-current assets	14	16
Total Assets	2,901	3,182
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	1,325	1,700
Accounts payables	-	4
Factoring payables	593	616
Current portion of long-term loan	360	260
Long term loan - net	205	220
Other liabilities	107	88
Shareholders' Equity	311	294
Total Liabilities and Shareholders' Equity	2,901	3,182

Kasikorn Factoring Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
Revenues	63	54
Expense	46	38
Net profit	17	16
Earnings per share (Baht)	10.63	10.06

Kasikorn Securities Public Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Cash and cash equivalents	56	2
Investments – net	699	760
Other assets	10	10
Total Assets	765	772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	3	3
Shareholders' Equity	762	769
Total Liabilities and Shareholders' Equity	765	772

Kasikorn Securities Public Company Limited

Condensed Statement of Income

For the Three-Month Period Ended March 31, 2005

(Unaudited)

(Reviewed)

	Million Baht
	2005
Revenues	3
Expense	11
Net loss	(8)
Loss per share (Baht)	(0.13)

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	March 31, 2005	December 31, 2004
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Cash and cash equivalents	62	83
Investments – net	481	627
Fee receivables	89	81
Properties foreclosed – net	1	1
Premises and equipment – net	158	162
Other assets	327	338
Total Assets	1,118	1,292
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	146	166
Shareholders' Equity	972	1,126
Total Liabilities and Shareholders' Equity	1,118	1,292

Kasikorn Asset Management Company Limited

Condensed Statements of Income

For Each of the Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
Revenues	214	200
Expense	159	147
Net profit	55	53
Earnings per share (Baht)	2.01	1.95

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets					
	March 31, 2005 (Unaudited) (Reviewed)			December 31, 2004 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Kasikorn Research Center Co., Ltd.	15	3	12	23	2	21
Kanpai Co., Ltd.	135	75	60	134	87	47
Progress Plus Co., Ltd.	44	21	23	69	46	23
Progress Facilities Management Co., Ltd.	25	7	18	24	8	16
Progress Services Co., Ltd.	34	4	30	33	7	26
Progress Management Co., Ltd.	15	3	12	17	6	11
Progress Storage Co., Ltd.	22	2	20	20	3	17
Progress Appraisal Co., Ltd.	52	22	30	47	19	28
Progress Software Co., Ltd.	53	7	46	65	20	45
Thai Administration Services Co., Ltd.*	-	-	-	89	52	37
Progress HR Co., Ltd.	4	3	1	1	-	1
Kasikorn Leasing Co., Ltd.	58	-	58	60	-	60
	457	147	310	582	250	332

*On January 30, 2005, the Bank has sold investment in Thai Administration Services Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(Reviewed)

	2005				2004			
	Revenue	Expenses	Net profit (loss)	Earnings (loss) per Share(Baht)	Revenue	Expenses	Net profit (loss)	Earnings (loss) per Share(Baht)
Kasikorn Research Center Co., Ltd.	12	17	(5)	(49.20)	11	14	(3)	(29.13)
Kanpai Co., Ltd.	57	45	12	62.28	39	34	5	26.16
Progress Plus Co., Ltd.	36	35	1	2.52	109	105	4	17.63
Progress Facilities Management Co., Ltd.	17	15	2	36.93	14	13	1	10.22
Progress Services Co., Ltd.	39	36	3	141.88	35	32	3	144.11
Progress Management Co., Ltd.	10	8	2	27.17	8	7	1	18.71
Progress Storage Co., Ltd.	8	5	3	94.73	6	4	2	76.30
Progress Appraisal Co., Ltd.	36	32	4	700.36	38	31	7	1,306.95
Progress Software Co., Ltd.	29	26	3	28.68	24	18	6	54.34
Progress HR Co., Ltd.	34	34	-	10.04	-	-	-	-
Thai Administration Services Co., Ltd.*	-	-	-	-	23	20	3	1.32
	278	253	25		307	278	29	

*on January 30, 2005, the Bank has sold investment in Thai Administration Services Co., Ltd.

6 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables classified by account status

(Million Baht)

	Consolidated			
	March 31, 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	509,723	170,446	1	5,118*
Special Mention	12,539	1,872	2	256*
Sub-Standard	5,976	1,552	20	311
Doubtful	12,737	3,419	50	1,710
Doubtful of Loss	50,635	17,511	100	17,670**
Allowance established in excess of BOT regulations	-	-		10,939
	591,610	194,800		36,004
Kasikorn Factoring Co., Ltd.	2,300	2,300		81
Unearned discounts received in advance	(213)	(213)		-
Total	593,697	196,887		36,085

(Million Baht)

	Consolidated			
	December 31, 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	512,669	171,697	1	5,692*
Special Mention	6,283	1,377	2	191*
Sub-Standard	8,451	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of Loss	53,389	18,598	100	18,928**
Allowance established in excess of BOT regulations	-	-		11,782
	592,795	198,750		38,989
Kasikorn Factoring Co., Ltd.	2,455	2,455		79
Unearned discounts received in advance	(206)	(206)		-
Total	595,044	200,999		39,068

* Includes the allowance for doubtful accounts of asset management company as per the BoT's audit result, which is transferred from the allowance provided in excess of the BoT regulations.

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loan in accordance with the BoT regulations.

(Million Baht)

	The Bank March 31, 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	517,209	180,384	1	5,171
Special Mention	11,811	1,593	2	236
Sub-Standard	5,976	1,552	20	311
Doubtful	12,737	3,419	50	1,710
Doubtful of Loss	35,688	11,410	100	11,562**
Allowance established in excess of BOT regulations	-	-		7,352
	583,421	198,358		26,342
Unearned discounts received in advance	(213)	(213)		
Total	583,208	198,145		

(Million Baht)

	The Bank December 31, 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	517,389	181,668	1	5,175
Special Mention	5,012	957	2	100
Sub-Standard	8,451	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of Loss	36,786	11,560	100	11,831**
Allowance established in Excess of BOT regulations	-	-		7,466
	579,641	201,263		26,968
Unearned discounts received in advance	(206)	(206)		
Total	579,435	201,057		

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, effective for financial statements ended December 31, 2002, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

As of March 31, 2005 and December 31, 2004, non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	March 31, 2005			
	The Bank	Phethai - AMC (Original principal)	Ploy - AMC	The Bank and AMC
Non-performing loans	54,042	14,359	-	68,401
Total loans used for NPL ratio calculation [1]	584,589	18,096	-	592,180 [2]
Percentage of total loans	9.24	79.35	-	11.55

(Million Baht)

	December 31, 2004			
	The Bank	Phethai - AMC (Original principal)	Ploy - AMC	The Bank and AMC
Non-performing loans	56,870	14,407	1,532	72,809
Total loans used for NPL ratio calculation [1]	579,885	19,002	7,939	591,901 [2]
Percentage of total loans	9.81	75.82	19.31	12.30

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of March 31, 2005 and December 31, 2004, amounting to Baht 10,505 millions and Baht 14,925 millions, respectively.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	March 31, 2005				
		Phethai – AMC		Kasikorn	The Bank and
	The Bank	(Original principals)	Ploy – AMC	Factoring	Subsidiaries
Non-accrual loans	69,665	18,096	-	54	87,815
Total loans used for ratio					
Calculation*	584,589	18,096	-	2,300	594,480**
Percentage of total loans	11.92	100.00	-	2.37	14.77

(Million Baht)

	December 31, 2004				
		Phethai – AMC		Kasikorn	The Bank and
	The Bank	(Original principals)	Ploy – AMC	Factoring	Subsidiaries
Non-accrual loans	71,353	19,002	7,939	55	98,349
Total loans used for ratio					
Calculation*	579,885	19,002	7,939	2,455	594,356**
Percentage of total loans	12.31	100.00	100.00	2.23	16.55

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of March 31, 2005 and December 31, 2004, amounting to Baht 10,505 millions and Baht 14,925 millions, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	March 31, 2005			December 31, 2004		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,238	521	280	1,499	834	274

(Million Baht)

	The Bank					
	March 31, 2005			December 31, 2004		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	1,194	521	236	1,148	530	227

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	March 31, 2005			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	*3 Months*	3-Month Fixed Deposit	6,920
Ploy Asset Management Co., Ltd.	Bills	*3 Months*	*3-Month Fixed Deposit*	1,970
Kasikorn Factoring Co., Ltd.	Bills	*1-6 Months*	*Money Market Rate + Spread 1% at least*	1,050
	Loans	*3 Years*	*Fixed Rate*	565

(Million Baht)

	December 31, 2004			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	*3 Months*	3-Month Fixed Deposit	7,440
Ploy Asset Management Co., Ltd.	Bills	*3 Months*	*3-Month Fixed Deposit*	5,665
Kasikorn Factoring Co., Ltd.	Bills	*1-6 Months*	*Money Market Rate + Spread 1% at least*	1,340
	Loans	*3 Years*	*Fixed Rate*	480

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable1-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For each of the three-month periods ended March 31, 2005 and 2004, the Bank did not transferred to TAMC sub-quality assets. The estimated total price after deducting allowance for doubtful accounts until March 31, 2005 was of Baht 14,572 million and the estimated total transfer price up to March 31, 2005 was Baht 10,163 million.

As of March 31, 2005, the Bank received promissory notes from TAMC of Baht 10,155 million and TAMC is examining the remaining assets of Baht 8 million and will confirm the transfer price in order to issue notes to the Bank within the aforementioned timeframe.

7 TROUBLED DEBT RESTRUCTURING

For each of the three-month periods ended March 31, 2005 and 2004, the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2005		2004		2005		2004	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	707	4,021	1,421	11,150	576	1,855	1,087	4,389
Debt restructuring contracts that incurred no losses	3,518	6,163	3,867	10,309	3,440	6,039	3,558	8,107
Total	4,225	10,184	5,288	21,459	4,016	7,894	4,645	12,496

Losses on debt restructuring for each of the three-month periods ended March 31, 2005 and 2004 were as follows:

(Million Baht)

	Consolidated March 31, 2005					
		The Outstanding Debt		Transferred Assets		
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	448	1,382	-	Cash, land, premises and investments	855	527
Changes of repayment conditions	223	2,297	2,205	-	-	151
Debt restructuring in various forms	36	342	198	Cash, land, premises and investments	88	71
Total	707	4,021	2,403		943	749

(Million Baht)

		Consolidated					
		March 31, 2004					
		The Outstanding Debt		Transferred Assets			
		Before	After			Loss on Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	1,009	4,283	-	Cash, land, premises and investments	2,680	1,603
Changes of repayment conditions	314	6,186	6,117	-	-	515
Debt restructuring in various forms	98	681	529	Cash, land, premises and investments	84	137
Total	1,421	11,150	6,646		2,764	2,255

(Million Baht)

		The Bank				
		March 31, 2005				
		The Outstanding Debt		Transferred Assets		
		Before	After			Loss on Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	408	1,103	-	Cash, land, premises and investments	775	328
Changes of repayment conditions	136	442	433	-	-	49
Debt restructuring in various forms	32	310	184	Cash, land, premises and investments	86	55
Total	576	1,855	617		861	432

(Million Baht)

		The Bank March 31, 2004				
		The Outstanding Debt		Transferred Assets		
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	924	3,558	-	Cash, land, premises and investments	2,222	1,336
Changes of repayment conditions	78	422	397	-	-	111
Debt restructuring in various forms	85	409	311	Cash, land, premises and investments	73	93
Total	1,087	4,389	708		2,295	1,540

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the three-month periods ended March 31 , are as follows:

(Million Baht)

	Consolidated							
	2005				2004			
		The Outstanding Debt				***The Outstanding Debt***		
Terms of debt ***restructuring agreements***	***Cases***	Before ***Restructuring***	After ***Restructuring***	End of ***Period***	***Cases***	Before ***Restructuring***	After ***Restructurin g***	End of ***Period***
Less than 5 years	110	1,320	1,216	661	249	2,719	2,521	2,268
5 to 10 years	71	787	660	364	59	1,735	1,731	1,709
Over 10 years	78	532	527	478	104	2,413	2,394	2,196
Total	259	2,639	2,403	1,503	412	6,867	6,646	6,173

(Million Baht)

	The Bank							
	2005				*2004*			
		The Outstanding Debt				*The Outstanding Debt*		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	***Cases***	***Restructurin g***	***Restructurin g***	***Period***	***Cases***	***Restructuring***	***Restructurin g***	***Period***
Less than 5 years	93	445	342	290	160	816	693	587
5 to 10 years	25	135	103	100	3	15	15	15
Over 10 years	50	172	172	171	-	-	-	-
Total	168	752	617	561	163	831	708	602

The Bank and its subsidiaries recognized interest income from debt restructuring contracts for each of the three-month periods ended March 31, as follows:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Debt restructuring contracts that incurred losses	*288*	*671*	*71*	*338*

As of March 31, 2005 and December 31, 2004, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2005	December 31, 2004
Debt restructuring contracts that incurred losses	99	90

As of March 31, 2005 and December 31, 2004, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Debt restructuring contracts that incurred losses	1,503	12,053	561	2,929
Debt restructuring contracts that incurred no losses	4,863	16,220	4,798	14,343
Total	6,366	28,273	5,359	17,272

As of March 31, 2005 and December 31, 2004, the Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Debt restructuring contracts that incurred losses	15,193	23,448	12,428	14,625
Debt restructuring contracts that incurred no losses	39,709	44,293	38,760	39,532
Total	54,902	67,741	51,188	54,157

8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

March 31, 2005

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,692	191	761	1,635	18,928	11,782	38,989
Doubtful accounts (reversal)	(72)	81	(450)	75	1,102	(1,036)	(300)
Bad debts recovered	-	-	-	-	162	-	162
Bad debts written off	-	-	-	-	(813)	-	(813)
Allowance for loans transferred to Bank	(502)	(16)	-	-	(1,716)	(607)	(2,841)
Others	-	-	-	-	7	800	807
Balance at ended of the period	5,118	256	311	1,710	17,670	10,939	36,004
Kasikorn Factoring Co., Ltd							81
Balance at end of the period							36,085

(Million Baht)

Consolidated

December 31, 2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	*4,424*	*276*	*130*	*928*	*34,891*	*18,545*	*59,194*
Transferred from investments in receivables	-	-	-	-	778	-	778
Doubtful accounts (reversal)	1,268	(85)	631	707	(2,142)	(6,763)	*(6,384)*
Bad debts recovered	-	-	-	-	1,565	-	*1,565*
Bad debts written off	-	-	-	-	(16,348)	-	(16,348)
Others	-	-	-	-	184	-	184
Balance at ended of the year	*5,692*	*191*	*761*	*1,635*	*18,928*	*11,782*	*38,989*
Kasikorn Factoring Co., Ltd							*79*
Balance at end of the year							39,068

(Million Baht)

The Bank

March 31, 2005

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,175	100	761	1,635	11,831	7,466	26,968
Doubtful accounts (reversal)	(4)	136	(450)	75	277	(114)	(80)
Bad debt recovered	-	-	-	-	162	-	162
Bad debt written off	-	-	-	-	(705)	-	(705)
Others	-	-	-	-	(3)	-	(3)
Balance at end of the period	5,171	236	311	1,710	11,562	7,352	26,342

(Million Baht)

	The Bank						
	December 31, 2004						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	4,515	245	130	928	23,563	13,615	42,996
Doubtful accounts (reversal)	660	(145)	631	707	(785)	(6,149)	(5,081)
Bad debt recovered	-	-	-	-	1,565	-	1,565
Bad debt written off	-	-	-	-	(12,381)	-	(12,381)
Others	-	-	-	-	(131)	-	(131)
Balance at end of the year	5,175	100	761	1,635	11,831	7,466	26,968

9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Balance at beginning of the period/year	4,878	6,666	2,297	4,721
Addition	74	1,586	54	513
Reversal/decrease due to writing off	(496)	(2,699)	(496)	(2,699)
Transfer on loan disposal	(1,257)	-	-	-
Change of classification	(842)	837	-	-
Amortization to interest income	(225)	(1,512)	(13)	(238)
Balance at end of the period/year	2,132	4,878	1,842	2,297

10 NORMALIZED PROVISIONING

The movements in the normalized provisioning during the period/year were as follows:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2005	December 31, 2004
Balance at beginning of the period/year	2,400	1,600
Addition	200	800
Balance at end of the period/year	2,600	2,400

11 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated March 31, 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	514,384	-	-	514,384
Special Mention	-	12,539	-	-	12,539
Sub-Standard	-	5,976	-	-	5,976
Doubtful	-	12,758	-	-	12,758
Doubtful of Loss	3,501	50,669	1,546	1,041	56,757
Total	3,501	596,326	1,546	1,041	602,414

(Million Baht)

	Consolidated December 31, 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	516,385	-	-	516,385
Special Mention	-	6,283	-	-	6,283
Sub-Standard	-	8,445	-	-	8,445
Doubtful	-	12,024	-	-	12,024
Doubtful of Loss	5,575	53,422	1,736	1,102	61,835
Total	5,575	596,559	1,736	1,102	604,972

(Million Baht)

	The Bank March 31, 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	519,624	-	-	519,624
Special Mention	-	11,811	-	-	11,811
Sub-Standard	-	5,976	-	-	5,976
Doubtful	-	12,737	-	-	12,737
Doubtful of Loss	3,491	35,688	1,364	992	41,535
Total	3,491	585,836	1,364	992	591,683

(Million Baht)

	The Bank December 31, 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	518,704	-	-	518,704
Special Mention	-	5,012	-	-	5,012
Sub-Standard	-	8,445	-	-	8,445
Doubtful	-	12,003	-	-	12,003
Doubtful of Loss	3,584	36,786	1,369	991	42,730
Total	3,584	580,950	1,369	991	586,894

12 SHARE CAPITAL

On January 11, 2005 , the Bank registered the change in its paid-up share capital as a result of the increase in paid-up capital of 6,270,030 shares at Baht 10 par value, totaling Baht 62,700,300 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors).

13 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies as follows:

(Million Baht)

	March 31, 2005	December 31, 2004
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital, warrants and premiums on warrants	41,373	41,191
Net income after appropriation	7,585	7,585
Total Tier 1 Capital	48,958	48,776
Tier 2 Capital		
Surplus on land revaluation	4,288	4,168
Surplus on premises revaluation	2,002	1,401
Surplus on marketable equity securities revaluation	406	406
Provision for normal assets	5,725	5,725
Subordinated debentures	19,735	19,735
Total Tier 2 Capital	32,156	31,435
Total Capital Requirements	81,114	80,211

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	March 31, 2005	*December 31, 2004*
Total Capital Requirements	13.09	13.13
Tier-1 Capital	7.90	7.98

14 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2005	December 31, 2004
Deposits	91	-
Government bonds	6,731	6,733
State enterprise bonds	3,863	3,866
Foreign bonds	5,273	4,645
Total	15,958	15,244

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

15 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	March 31, 2005			December 31, 2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	387	-	387	340	-	340
Letters of indemnity-						
borrowing	33	244	277	34	243	277
Other guarantees	35,229	4,404	39,633	31,494	4,210	35,704
Letters of credit	1,080	16,461	17,541	626	13,477	14,103
Exchange rate agreements						
Purchase agreements	12,971	96,581	109,552	13,093	64,575	77,668
Sale agreements	4,665	230,124	234,789	4,695	192,112	196,807
Interest rate agreements						
Purchase agreements	37,090	30,711	67,801	30,510	24,097	54,607
Sale agreements	37,090	21,095	58,185	30,510	20,165	50,675
Credit Default Swap	-	6,461	6,461	-	5,468	5,468
Unused credit line of						
overdraft	112,230	-	112,230	110,224	-	110,224
Others	190	5,539	5,729	272	5,823	6,095
Total	240,965	411,620	652,585	221,798	330,170	551,968

(Million Baht)

	The Bank					
	March 31, 2005			December 31, 2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	387	-	387	340	-	340
Letters of indemnity-borrowing	33	244	277	34	243	277
Other guarantees	35,227	4,335	39,562	31,494	4,096	35,590
Letters of credit	1,080	16,461	17,541	626	13,477	14,103
Exchange rate agreements						
Purchase agreements	12,971	96,581	109,552	13,093	64,575	77,668
Sale agreements	4,665	230,124	234,789	4,695	192,112	196,807
Interest rate agreements						
Purchase agreements	37,090	30,711	67,801	30,510	24,097	54,607
Sale agreements	37,090	21,095	58,185	30,510	20,165	50,675
Credit Default Swap	-	6,461	6,461	-	5,468	5,468
Unused credit line of overdraft	112,230	-	112,230	110,224	-	110,224
Others	190	5,539	5,729	272	5,823	6,095
Total	240,963	411,551	652,514	221,798	330,056	551,854

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 1,857 million and Baht 1,628 million as of March 31, 2005 and December 31, 2004, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of operations.

16 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	March 31, 2005	December 31, 2004
	End of Period	End of Year
Loans		
1. Executive officers	17	20
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[1]	1,153	1,192
Total	1,170	1,212
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	51	74
Total	51	74

(Million Baht)

	The Bank	
	March 31, 2005	December 31, 2004
	End of Period	End of Year
Loans		
1. Executive officers	17	20
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[1]	11,658	16,117
Total	11,675	16,137
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	53	76
Total	53	76

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding March 31, 2005	% Shareholding December 31, 2004	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress HR Co., Ltd.	Subsidiary	99.94%	99.94%	Ordinary share	Service
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.91%	99.91%	Ordinary share	Securities Business
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Thai Administration Services Co., Ltd.*	Subsidiary	-	51.00%	Ordinary share	Service

* On January 30, 2005 , the Bank has sold the investment in Thai Administration Services Co., Ltd.

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	March 31, 2005	December 31, 2004
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	7,440	11,850
Deductions	(520)	(4,410)
Ending balance	6,920	7,440
- Ploy Asset Management Co., Ltd.		
Beginning balance	5,665	8,005
Deductions	(3,695)	(2,340)
Ending balance	1,970	5,665
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	3	-
- Ploy Asset Management Co., Ltd.	3	5
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	56	160
- Ploy Asset Management Co., Ltd.	84	24

	(Million Baht)	
	The Bank	
	For Each of the Three-Month Periods Ended March 31,	
	2005	2004
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	20	28
- Ploy Asset Management Co., Ltd.	12	19

In March 2005, Ploy Asset Management Company Limited has sold the entire assets to the Bank and Phethai Asset Management Company Limited as follows:

Assets sold to the Bank

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Pass and Special mention loans	5,599	2,382	3,217	3,215

Assets sold to the Phethai - AMC

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Investment in loans	3,338	1,986	1,352	1,352
Doubtful loans (Non-performing loans)	2,429	1,715	714	678
Properties foreclosed	3,219	243	2,976	3,014
Other assets	33	-	33	33
Total	9,019	3,944	5,075	5,077

Ploy Asset Management Company Limited will register operation discontinuance to the Commerce Ministry within year 2005 and will further proceed on liquidation.

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, pledged as collateral. As of March 31, 2005 and December 31, 2004, the pledged deposits were Baht 56 million and Baht 160 million, respectively.

Loans to Ploy Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, pledged as collateral. As of March 31, 2005 and December 31, 2004, the pledged deposits were Baht 84 million and Baht 24 million, respectively.

As of March 31, 2005 and December 31, 2004, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 69 million and Baht 74 million, respectively.

As of March 31, 2005 and December 31, 2004, the Bank has provided an allowance for doubtful accounts for Ploy Asset Management Company Limited, classified as normal loans, amounting to Baht 20 million and Baht 57 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. *Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:*

4.1 Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	1,615	1,820
- Thai Administration Services Co., Ltd.	-	36	-	36
Other Assets				
Subsidiary Companies				
- Kasikorn Assets Management Co., Ltd.	-	-	16	24
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	8	18	8	18
- Progress Appraisal Co., Ltd.	34	31	34	31
- Progress Land and Buildings Co., Ltd.	-	-	502	109
- Progress Software Co., Ltd.	6	20	6	20
- Progress Plus Co., Ltd.	6	14	6	14
- Progress Facilities Management Co., Ltd.	19	18	19	18
- Progress Service Co., Ltd.	24	28	24	28
- Progress Management Co., Ltd.	20	13	20	13
- Kasikorn Factoring Co., Ltd.	-	-	10	103
- Kanpai Co., Ltd.	25	14	25	14
- Thai Administration Service Co., Ltd.	-	15	-	15
- Progress Storage Co., Ltd.	8	10	8	10
- Kasiokorn Leasing Co., Ltd.	58	60	58	60
- Kasikorn Asset Management Co., Ltd.	-	-	16	12
Associated Companies				
- Processing Center Co., Ltd.	36	26	36	26

(Million Baht)

	Consolidated		The Bank	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	2	56	2
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	37	43	37	43
- Progress Plus Co., Ltd.	15	14	15	14
Contingencies				
Subsidiary Company				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of March 31, 2005 and December 31, 2004, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 9 million and Baht 12 million, respectively.

In the first quarter of 2005, the Bank had sold government bond to Kasikorn Securities Public Co., Ltd in the amount of Baht 1,796 million.

4.2 Revenue and expenses occurring between the Bank, its subsidiary companies for each of the three-month periods ended March 31, are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Subsidiary Companies				
Revenue:				
Interest income	-	-	13	10
Dividend income	3	52	152	266
Fee income	-	1	40	29
Other income	3	12	5	19
Expenses:				
Other expenses	120	327	211	327

4.3 Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2005	December 31, 2004
Loans		
- TT & T Public Co., Ltd.	2,271	2,271
- Charoen Pokhaphand Feedmill Public Co., Ltd.	916	290
- Bangkok Glass Industry Co., Ltd.	895	813
- Thanakorn Vegetable Oil Products Co., Ltd.	267	271
- Siam Container Pipe Co., Ltd.	227	227
- Loxley Public Co., Ltd.	106	115
- Indo Worth (Thailand) Ltd.	72	72
- Thai British Security Printing Public Co., Ltd.	45	26
- Manager Media Group Public Co., Ltd.	35	35
- Yip In Tsoi & Jacks Ltd.	26	45
- Jutha Maritime Public Co., Ltd.	9	10
- Siam Food Products Public Co., Ltd.	1	130

(Million Baht)

	Consolidated and The Bank	
	March 31, 2005	December 31, 2004
Deposits		
- T T & T Public Co., Ltd.	1,273	731
- Com - Link Co., Ltd.	580	128
- Sermsuk Public Co., Ltd.	578	238
- Muang Thai Life Assurance Co., Ltd.	412	332
- Aspac Oil (Thailand) Co., Ltd.	130	20
- Mitsubishi Elevator Asia Co., Ltd.	93	92
- Globex securities Co., Ltd.	78	79
- Siam Motors Parts Co., Ltd.	70	53
- Loxley Public Co., Ltd.	58	135
- Siam Food Products Public Co., Ltd.	55	44
- Thai British Security Printing Public Co., Ltd.	49	75
- Loxley Information Services Co., Ltd.	44	6
- Sermsuk Beverage Co., Ltd.	41	32
- Smithihada Co., Ltd.	29	30
- Suludee Co., Ltd.	22	23
- Ruam Samphant Co., Ltd.	19	24
- Phata Real Estate Public Co., Ltd.	19	-
- Samart Corporation Public Co., Ltd.	18	33
- Taweepramote Co., Ltd.	18	19
- Dole Thailand Co., Ltd.	14	35
- Nithi Thamrong Co., Ltd.	14	14
- Loxley Property Development Co., Ltd.	14	10
- Charoen Pokhaphand Feedmill Public Co., Ltd.	12	25
- SCT CO., Ltd.	12	8
- The Deves Insurance Public Co., Ltd.	10	3
- Point Asia Dot Com (Thailand) Ltd.	9	38
- CS Loxinfo Public Co., Ltd.	4	24
- Bangkok Glass Industry Co., Ltd.	2	32

	(Million Baht)	
	Consolidated and The Bank	
	March 31, 2005	December 31, 2004
Contingencies		
- Siam Food Products Public Co., Ltd.	448	409
- Loxley Public Co., Ltd.	304	390
- Charoen Pokhaphand Feedmill Public Co., Ltd.	296	39
- Bangkok Glass Industry Co., Ltd.	126	173
- Dole Thailand Co., Ltd.	86	91
- Loxley Trading Co., Ltd.	74	80
- Thai British Security Printing Ltd.	66	81
- Com - Link Co., Ltd.	62	62
- T T & T Public Co., Ltd.	58	58
- Thanakorn Vegetable Oil Products Co., Ltd.	51	37
- Yip In Tsoi & Jacks Ltd.	50	50
- Smart Telcom Public Co., Ltd.	43	44
- SermSuk Public Co., Ltd.	17	17

4.4 Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

	(Million Baht)	
	Consolidated and The Bank	
	March 31, 2005	December 31, 2004
Loans	30	31
Deposits	1,216	1,039

17 LONG-TERM LEASE AGREEMENTS

1. Lease Agreement

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

			(Million Baht)
		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	March 31, 2005	March 31, 2005
Land/building lease agreements	April 1, 2005 – October 17, 2027	503	503
Vehicle lease agreements	April 1, 2005 – December 17, 2008	421	396
Total		924	899

			(Million Baht)
		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	December 31, 2004	December 31, 2004
Land/building lease agreements	January 1, 2005 – October 17, 2027	518	518
Vehicle lease agreements	January 1, 2005 – November 30, 2007	468	452
Total		986	970

2. Service Agreement

On November 12, 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until December 31, 2012 and for which as of March 31, 2005 and December 31, 2004 the Bank is committed to pay a total service fee of Baht 7,987 million and Baht 8,220 million respectively.

18 SUBSEQUENT EVENTS

On April 11, 2005, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 879,298 shares at Baht 10 par value, totaling Baht 8,792,980 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore as of April 11, 2005, the Bank had total paid-up ordinary share capital of Baht 23,707,738,650.

On April 8, 2005, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2004 at the rate of Baht 1 per share, totaling Baht 2,370 million, which will be paid by April 18, 2005.

19 CHANGE OF ACCOUNTING POLICY

Change of Accounting Policy for Deferred Tax

In December 2004, the Bank and its subsidiaries changed their accounting policy for deferred tax. Deferred tax was recognized in respect of temporary differences between the carrying amount of an asset or liability and its tax base, a deferred tax asset was only recognized to the extent that the asset was expected to be realized in the future.

Accounting for deferred tax is an accepted accounting policy internationally. The deferred tax method requires the estimated figure of future benefited deferred tax assets. The Bank note that other Thai commercial banks have not generally adopted deferred tax accounting. In order to conform with their conservative concept, the Bank has decided to change the Bank's accounting policy and from December 2004 deferred tax will no longer be recognized in the financial statements. The Bank is of the opinion that this change in policy will facilitate comparison of the Bank's results and assets with other Thai commercial banks and that the new policy is, therefore, a more appropriate presentation of the financial statements in the context of current business practices in the banking sector in Thailand.

This change in accounting policy has been applied retrospectively. The comparative financial statements for the three-month period ended March 31, 2004 have been restated in accordance with the new policy.

The estimated effects of the change in accounting policy in the consolidated and Bank financial statements are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Decrease in investments in subsidiaries and associated companies	-	-	39	39
Decrease in deferred tax assets	2,829	3,275	2,786	3,232
Decrease in deferred tax liabilities	3,367	3,038	3,367	3,038
Increase in appraisal surplus on assets revaluation	3,040	2,629	3,040	2,629
Increase in revaluation surplus on investments	231	286	231	286
Decrease in retained earnings	2,729	3,148	2,729	3,148
Decrease in minority interests	4	4	-	-

(Million Baht)

	Consolidated		The Bank	
For the three-month period ended	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Increase (decrease) in share of profit from investment on equity method	-	-	1	(2)
Decrease in income tax credit	2,700	13	2,701	11
Decrease in net income	2,700	13	2,700	13
Decrease in basic earnings per share (Baht)	1.14	0.01	1.14	0.01

The deductible temporary differences which results in deferred tax assets are mainly from the allowance for impairment of available-for-sale investments, properties foreclosed and other assets in addition to the provision for liabilities not deductible for tax purposes until actually paid.

20 THE FINANCIAL POSITION AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial position and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated March 31, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	833,336	23,641	856,977	(13,549)	843,428
Interbank and money market items - net (assets)	82,419	2,904	85,323	-	85,323
Investments – net	93,541	20,169	113,710	-	113,710
Loans	591,505	347	591,852	-	591,852
Deposits	714,808	64	714,872	-	714,872
Interbank and money market items (liabilities)	14,443	-	14,443	-	14,443
Borrowings	15,753	7,786	23,539	-	23,539
Contingencies	660,621	23,556	684,177	(31,592)	652,585

(Million Baht)

	Consolidated December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	814,308	29,729	844,037	(19,485)	824,552
Interbank and money market items - net (assets)	68,663	7,587	76,250	-	76,250
Investments - net	88,763	21,372	110,135	-	110,135
Loans	592,220	368	592,588	-	592,588
Deposits	705,506	64	705,570	-	705,570
Interbank and money market items (liabilities)	11,525	-	11,525	-	11,525
Borrowings	15,843	7,768	23,611	-	23,611
Contingencies	561,086	7,275	568,361	(16,393)	551,968

(Million Baht)

	The Bank				
	March 31, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	833,109	23,641	856,750	(13,549)	843,201
Interbank and money market items-net (assets)	82,419	2,904	85,323	-	85,323
Investments - net	100,415	20,169	120,584	-	120,584
Loans	581,614	347	581,961	-	581,961
Deposits	715,569	64	715,633	-	715,633
Interbank and money market items (liabilities)	14,163	-	14,163	-	14,163
Borrowings	15,753	7,786	23,539	-	23,539
Contingencies	660,549	23,557	684,106	(31,592)	652,514

(Million Baht)

	The Bank				
	December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	813,698	29,729	843,427	(19,485)	823,942
Interbank and money market items-net (assets)	68,597	7,587	76,184	-	76,184
Investments - net	95,618	21,372	116,990	-	116,990
Loans	577,749	368	578,117	-	578,117
Deposits	705,921	64	705,985	-	705,985
Interbank and money market items (liabilities)	11,165	-	11,165	-	11,165
Borrowings	15,843	7,768	23,611	-	23,611
Contingencies	560,972	7,275	568,247	(16,393)	551,854

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended March 31, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,640	168	8,808	(69)	8,739
Interest expense	1,513	232	1,745	(69)	1,676
Net income (expense) from interest and dividend	7,127	(64)	7,063	-	7,063
Non-interest income	2,809	125	2,934	-	2,934
Non-interest expense	4,816	17	4,833	-	4,833
Income before income tax	5,120	44	5,164	-	5,164

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended March 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,883	98	7,981	(44)	7,937
Interest expense	1,709	209	1,918	(44)	1,874
Net income (expense) from interest and dividend	6,174	(111)	6,063	-	6,063
Non-interest income	3,211	156	3,367	-	3,367
Non-interest expense	5,015	12	5,027	-	5,027
Income before income tax	4,370	33	4,403	-	4,403

(Million Baht)

	The Bank				
	For the Three-Month Period Ended March 31, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,291	167	8,458	(69)	8,389
Interest expense	1,511	232	1,743	(69)	1,674
Net income (expense) from interest and dividend	6,780	(65)	6,715	-	6,715
Non-interest income	2,627	125	2,752	-	2,752
Non-interest expense	4,336	16	4,353	-	4,352
Income before income tax	5,071	44	5,115	-	5,115

(Million Baht)

	The Bank				
	For the Three-Month Period Ended March 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,458	98	7,556	(44)	7,512
Interest expense	1,708	209	1,917	(44)	1,873
Net income (expense) from interest and dividend	5,750	(111)	5,639	-	5,639
Non-interest income	3,067	156	3,223	-	3,223
Non-interest expense	4,491	12	4,503	-	4,503
Income before income tax	4,326	33	4,359	-	4,359

21 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month period ended March 31, 2004 have been reclassified to conform with the presentation in the financial statements for the three-month period ended March 31, 2005.


ธนาคารกสิกรไทย
KASIKORNBANK

Management Discussion and Analysis (MD&A)

For the quarter ending March 31, 2005

Executive Summary for the Management Discussion and Analysis, for the Quarter ending March 31, 2005

During the first quarter of 2005, the Bank's consolidated net income (after tax) totaled Baht 3,843 million, decreasing by Baht 578 million, or 13.07 percent, from the fourth quarter of 2004. This decline was due to the expiration of tax losses carried forward, which raised corporate income tax expense to Baht 1,301 million. Considering consolidated income before tax, the amount stood at Baht 5,164 million, increasing by Baht 710 million, or 15.94 percent, over the fourth quarter of 2004. Net income from interest and dividends remained close to that of the fourth quarter of 2004, while non-interest expense showed a decline of Baht 1,280 million. In addition, the sum of items relative to bad debts and doubtful accounts and losses on debt restructuring decreased by Baht 754 million. However, non-interest income showed a decrease by Baht 1,317 million.

On the financial front, as of March 31, 2005, the Bank's total consolidated assets showed an increase of Baht 18,876 million over the end of 2004, mainly attributed to increases in interbank and money market items, securities purchased under resale agreements, and net investments. Meanwhile, consolidated outstanding loans totaled Baht 591,852 million, declining by Baht 736 million, or 0.12 percent, from the end of 2004. Non-performing loans of the Bank and its asset management companies totaled Baht 68,400 million, accounting for 11.55 percent of total outstanding credit, including that of financial institutions, decreasing from 12.30 percent at the end of 2004. As for total consolidated liabilities, they were recorded at 771,552 million, rising by Baht 13,666 million, or 1.80 percent, over the end of 2004. This rise was in line with an increase in consolidated deposits of Baht 9,302 million, or 1.32 percent, over the end of 2004, to Baht 714,872 million at the end of the first quarter. Total consolidated shareholders' equity also showed a quarter-on-quarter increase of Baht 5,211 million, due to the Bank's profits in the first quarter and an increase in appraisal surplus. Meanwhile, the capital adequacy ratio of the Bank and its AMCs equaled 13.09 percent at the end of March 2005, with Tier-1 and Tier-2 capital accounting for 7.90 and 5.19 percent of total consolidated capital base, respectively.

In the matter of operations among the three Business Groups, despite a slowdown in the country's economic activities in the first quarter, the Corporate Business Group was able to achieve loan extension near targets, while fee-based income exceeded targets, especially from securities and corporate finance services. The Group was also successful as a debenture underwriter and was honored with three awards from the Thai Bond Dealing Center (TBDC). For the Retail Business Group, work proceeded on new product launches and improvements in sales and services channels, particularly electronic channels. Additional open-ended fixed-income and equity funds, as well as life insurance products were offered to enhance alternative savings choices for consumers and increase the Bank's fee-based income. As for the Treasury Group, products yielding higher returns were developed, such as structured products and credit derivative instruments. Meanwhile, the Bank has conducted other derivative-related financial transactions to meet with customers' needs and expand the customer base in this area.

In addition to the above, with our strong intent and support toward good corporate governance, the Bank has been widely acknowledged for our efforts. In January 2005, the Bank was honored with the "Best Corporate Governance of Asia" award from the Corporate Governance Asia magazine, adding to other prestigious awards received over these past years.

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Thailand's Economy in the First Quarter of 2005

The Thai economic growth is expected to cool to 4.0 percent, year-on-year, in the first quarter of 2005, down from 5.1 percent in the fourth quarter of 2004. The slowdown was caused by a host of negative factors, including a drop in the number of foreign tourists after the tsunami disaster. Farm income has also been hurt by the drought and the recurrence of the bird flu epidemic. Also, rises in gasoline prices have fueled domestic inflation, dampening the purchasing power of consumers. On top of that, the country has registered trade deficits as import growth has outpaced exports on higher oil prices.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q1-2005	Q4-2004
Private Consumption	3.0%	5.1%
Investment	8.0%	16.2%
Private	6.0%	12.7%
Public	15.0%	28.2%
Government Consumption	4.0%	5.2%
Exports	12.4%	20.3%
Imports	28.5%	18.2%
Trade Balance (USD millions)	(3,225)	1,387
Current Account (USD millions)	(1,499)	3,024
Headline CPI Inflation	2.8%	3.2%
Gross Domestic Product (GDP)	4.0%	5.1%

Source: KASIKORN Research Center

Despite spending efforts by the public sector, which should provide some boost to economic activities, Thailand's GDP growth during the rest of this year is expected to decelerate, hovering below its level in 2004. In particular, the economy is still facing risks from global oil prices and the Southern unrest. Also, an economic slowdown might affect commercial banks' loan growth, delaying the adjustment process in the system's excess liquidity. On the other hand, as domestic inflation looks set to accelerate in the coming quarters, the Bank of Thailand might be under rising pressure to maintain price stability by pushing their key policy rate upward in the coming months.

Regulatory Changes

- **Extension of Tax Benefits Relative to Debt Restructuring**

During the first quarter of 2005, the government introduced new regulations and directives to extend the enforcement of tax benefits relative to debt restructuring, through the following:

1. The Royal Decree amending the Revenue Code on Tax Exemptions, Section 433, B.E.2548;
2. A pronouncement of the Director General of the Revenue Department in the matter of principles, methods and criteria for debt restructuring, per directives established by the Bank of Thailand (BoT) prior to January 1, 2005;
3. A pronouncement of the Director General of the Revenue Department in the matter of principles, methods and criteria for tax exemptions to third parties on income tax, special business tax, and duty stamps on income derived from transfers of real estate used as collateral with financial institutions, when such funds are used to settle debts with financial institutions conducting debt restructuring as specified by the BoT;
4. A directive of the Department of Lands, dated February 10, 2005, concerning 'Tax Measures in support of Debt Restructuring'.

In the matter of the statutes and principles mentioned above, the essence of these regulations was the government's intent to further extend tax benefits relative to debt restructuring onward until 2006, under the condition that such debts were classified as 'sub-standard', 'doubtful', 'doubtful of loss' and 'loss' prior to January 1, 2005. These debts also include previously written-off doubtful debts that have been fully provisioned at 100 percent, but have not yet been recorded back on financial institutions' books. Tax benefits offered to debtors and financial institution creditors include exemptions on income tax assessments, VAT, special business tax, and duty stamps, as well as a reduction on fees charged for registering rights and contract agreements resulting from debt restructuring to 0.01 percent. These privileges will be effective until 2006, except for an exemption of special business tax, which will be effective only for the year 2005, and normal rates will be applied from the year 2006 onward. The above measures are expected to be of assistance to debt restructuring, and help reduce the overall amount of loan losses at banks and other financial institutions.

- **Permission for Banks to Engage in Loan Purchase or Transferal Transactions**

On March 17, 2005, the BoT issued directive BOT.FID.(11)C.3/2005, concerning permission for commercial banks to engage in the purchase or transferal of loans, including those achieved through hire purchase and leasing businesses. Transactions can be carried out in Baht or foreign currencies. These loans can be acquired from commercial banks or other juristic persons, including asset management companies, over which acquiring banks have power of authority, or a bankruptcy comptroller for the accounts of the 56 closed financial institutions of the crisis era. In this matter, commercial banks must undertake thorough analyses of whether purchased or transferred debts can indeed earn income in the future. It is expected that this measure will help increase banks' flexibility in managing assets and overall efficiency.

1.2 Direction of Business Operations

KASIKORNBANK has always committed to good corporate governance practices, as shown by various internal and external activities related to good corporate governance concepts the Bank has continuously engaged in. The Corporate Governance Committee has encouraged the dissemination of this matter throughout the organization to operational personnel to achieve concrete results in corporate governance and measurements of performance. To highlight our stance and efforts in good corporate governance, the general public has been informed of our policy and guidelines in such matter. Pursuant to this, the Bank has made available relevant data on our website (www.kasikornbank.com), where data can be conveniently and efficiently accessed by all concerned.

In addition to the above, as a result of our strong intent and support toward good corporate governance, in January 2005, the Bank was honored to receive the "Best Corporate Governance of Asia" award from the Corporate Governance Asia magazine. This is proof of the recognition the Bank has received internationally for our operations.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance

(Million Baht)

	Q1-2005	Q4-2004	Changes	Q1-2004	Changes
Income from interest and dividends	8,739	8,765	(26)	7,937	802
Interest expense	1,676	1,695	(19)	1,874	(198)
Net income from interest and dividends	7,063	7,070	(7)	6,063	1,000
Reversals on bad debts and doubtful accounts	(309)	(1,697)	1,388	(2,156)	1,847
Loss on debt restructuring	394	2,536	(2,142)	2,546	(2,152)
Normalized provisions	200	200	-	200	-
Non-interest income	2,934	4,251	(1,317)	3,367	(433)
Non-interest expense	4,548	5,828	(1,280)	4,437	111
Income before tax	5,164	4,454	710	4,403	761
Income tax expense	1,301	19	1,282	32	1,269
Minority interests in net income	(20)	(14)	(6)	(12)	(8)
Net Income	3,843	4,421	(578)	4,359	(516)

For the first quarter of 2005, the Bank's consolidated net income totaled Baht 3,843 million, decreasing by Baht 578 million, or 13.07 percent, from the fourth quarter of 2004. This decline was due to the expiration of tax losses carried forward, which raised corporate income tax expense to Baht 1,301 million, increasing by Baht 1,282 million over the previous quarter. Considering consolidated income before tax, the amount stood at Baht 5,164 million, increasing by Baht 710 million, or 15.94 percent, over the fourth quarter of 2004. Net income from interest and dividends remained close to that of the fourth quarter of 2004, while non-interest expense showed a decline of Baht 1,280 million. In addition, the sum of items relative to bad debts and doubtful accounts and losses on debt restructuring decreased by Baht 754 million. However, non-interest income showed a decrease by Baht 1,317 million.

Compared to the first quarter of 2004, the Bank's consolidated net income decreased by Baht 516 million, or 11.83 percent. This was largely attributed to corporate income tax expense incurred this quarter, resulting in higher income tax expense of Baht 1,269 million. However, net income from interest and dividends rose by Baht 1,000 million, due to an increase in interest income from loan extension and a decrease in interest expense. The latter was due to the redemption of Subordinated Debentures Cum Preferred Shares No. 1 (SLIPS) of Baht 19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 of Baht 20,000 million, at 22.296175% interest, on January 12, 2004. Also contributing

to increased net income from interest and dividends was a drop in the sum of items relative to bad debts and doubtful accounts and losses on debt restructuring by Baht 306 million.

Income Structure

	Q1-2005		Q4-2004		Q1-2004	
	Million Baht	%	Million Baht	%	Million Baht	%
Interest and dividend income						
1. Loans	7,326	62.76	7,577	58.21	6,503	57.53
1.1 Loans	3,454	29.59	3,788	29.10	3,305	29.24
1.2 Overdrafts	2,211	18.94	2,243	17.23	2,025	17.91
1.3 Bills	1,661	14.23	1,546	11.88	1,173	10.38
2. Interbank and money market items	522	4.47	321	2.47	451	3.99
2.1 Deposits	367	3.14	225	1.73	315	2.79
2.2 Loans	9	0.08	9	0.07	5	0.04
2.3 Securities purchased under resale agreements	146	1.25	88	0.68	131	1.16
3. Investments	891	7.64	867	6.66	983	8.70
Total interest and dividend income	8,739	74.87	8,765	67.34	7,937	70.21
Non-interest income						
1. Fee and service income						
1.1 Acceptances, avals, and guarantees	160	1.37	144	1.11	135	1.19
1.2 Others	2,174	18.62	2,042	15.69	1,773	15.68
2. Gains on exchange	207	1.77	673	5.17	387	3.42
3. Other income	393	3.37	1,392	10.69	1,072	9.48
Total non-interest income	2,934	25.13	4,251	32.66	3,367	29.79
Total income	11,673	100.00	13,016	100.00	11,304	100.00

◻ Net Income from Interest and Dividends

In the first quarter, the Bank's consolidated net income from interest and dividends was Baht 7,063 million, hovering near that of the previous quarter.

Compared to the same period of last year, consolidated net interest and dividend income increased by Baht 1,000 million, or 16.49 percent. This was due mainly to increased interest and dividend income of Baht 802 million, achieved through loan expansion. In addition, interest expense dropped by Baht 198 million, resulting from the aforementioned redemption of debentures and decreased interest expense from deposits, with the latter being due to a change in the Bank's deposit structure.

Provisions for Allowance for Doubtful Accounts

From the third quarter of 2003 onward, the Bank has set aside an allowance for doubtful accounts on normal loans at 1 percent of the net increment in normal loans. As a result, in the first quarter of 2005, the Bank incurred loan loss expense of Baht 9 million.

Regarding normalized provisions, the Bank has targeted normalized provisioning of 0.50 percent of total loans for both performing and non-performing loans. Normalized provisioning has been gradually accumulated on a quarterly basis starting from the second quarter of 2002. At the end of March 2005, the Bank had accumulated normalized provisioning of Baht 2,600 million.

Non-interest Income

For the first quarter, the Bank's consolidated non-interest income was Baht 2,934 million, decreasing by Baht 1,317 million, or 30.99 percent, from the fourth quarter of 2004. This was due largely to a drop in gains on investments of Baht 1,197 million, as a favorable market condition in the fourth quarter of last year helped boost sales of investments in firms not directly related to the Bank's main business. Further contributing to lower non-interest income was a decrease in gains on exchange totaling Baht 466 million, as the Bank achieved extra gains from derivative transactions in the fourth quarter. However, fee and service income showed an increase of Baht 148 million, generated from financial instrument underwriting service.

Compared to the same period of last year, the Bank's consolidated non-interest income decreased by Baht 433 million, or 12.86 percent. This was due mainly to decreases in gains on investments and gains on exchange.

Non-interest Expense

In the first quarter, the Bank's consolidated non-interest expense was Baht 4,548 million, decreasing by a total of Baht 1,281 million, or 21.97 percent, from the fourth quarter of last year, due to the following:

- A decrease in losses on impairment of consolidated foreclosed properties totaling Baht 431 million, as higher assessment value of foreclosed properties helped decrease allowances for impairment of consolidated foreclosed properties.
- A decrease in fee and service expense of Baht 341 million, due to a comparison to a high base in the previous quarter, when the Bank incurred high attorney fees as legal processes were expedited, and consulting fees paid for the Bank's Information Technology (IT) program.
- A decline in premises and equipment expenses totaling Baht 244 million, due to decreased allowances for impairment, following a land and building revaluation. This was also attributed to a comparison to a high base in the previous quarter, when the Bank set aside allowances for impairment of idle

software.

- A decrease in personnel expense of Baht 239 million, due to a drop in provisions for bonus. The Bank normally set lower provisions during the first period of the year than that of the second period.

In a year-on-year comparison, the Bank's consolidated non-interest expense in the first quarter rose by Baht 111 million, or 2.50 percent. This was due mainly to an increase in other expenses.

2.2 Financial Position Analysis

Financial Position

(Million Baht)

	Mar 31, 2005	Dec 31, 2004	Changes	Mar 31, 2004	Changes
Assets	**843,428**	**824,552**	**18,876**	**804,286**	**39,142**
- Total liabilities	771,552	757,886	13,666	751,020	20,532
- Total shareholders' equity	71,876	66,666	5,210	53,266	18,610
Total Liabilities and Shareholders' Equity	**843,428**	**824,552**	**18,876**	**804,286**	**39,142**

❑ Assets

As of the end of March 2005, the Bank's total consolidated assets were Baht 843,428 million, increasing by Baht 18,876 million, or 2.29 percent, over the end of 2004. Compared to the same period of last year, this amount rose by Baht 39,142 million, or 4.87 percent. The items having significant changes are as follows:

- Interbank and money market items, as of March 31, 2005, totaled Baht 85,323 million, increasing by Baht 9,073 million, or 11.90 percent, over the end of 2004, as the Bank increased term-deposits abroad, due to higher returns.
- Securities purchased under resale agreements, as of the end of March 2005, were at Baht 25,041 million, increasing by Baht 6,001 million, or 31.52 percent, over the end of 2004, following the Bank's liquidity management.
- Net investments, as of March 31, 2005, stood at Baht 113,710 million, increasing by Baht 3,575 million, or 3.25 percent, over the end of 2004, due to the purchase of investments in receivables from Ploy AMC.
- As of the end of March 2005, the Bank's allowances for doubtful accounts totaled Baht 36,085 million, decreasing by Baht 2,983 million, or 7.63 percent, from the end of 2004, due mainly to write-offs of bad loans.
- Loans, as of March 31, 2005, were at Baht 591,852 million, declining by Baht 736 million, or 0.12 percent, from the end of 2004. Contributing to the drop were the following:
  - As of the end of March 2005, Bank-only loans totaled Baht 571,456 million (excluding loans to its subsidiaries of Baht 10,505 million). This amount increased by Baht 8,266 million, or 1.47 percent, over the end of 2004. Net-of-repayment loans rose by Baht 9,493 million, while write-offs of bad loans were at Baht 1,227 million.

- Loans of the Bank's subsidiaries, as of March 31, 2005, totaled Baht 20,396 million, decreasing by Baht 9,000 million, or 30.62 percent, from the end of 2004. This decline was due mainly to a decrease in loans of Ploy AMC totaling Baht 7,939 million, and sales of loans to the Bank and Phethai AMC.

▫ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of March 31, 2005, were Baht 771,552 million, increasing by Baht 13,666 million, or 1.80 percent, over the end of 2004. Compared to the same period of last year, this amount rose by Baht 20,532 million, or 2.73 percent. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of March 31, 2005, were Baht 714,872 million, rising by Baht 9,302 million, or 1.32 percent, over the end of 2004. The increase in deposits was mainly in savings accounts. There was a change in the Bank's deposit structure, with current and savings accounts accounting for 5.58 and 56.41 percent of the total deposits, respectively, increasing from 5.39 and 54.49 percent at the end of 2004, respectively. Meanwhile, fixed accounts accounted for 38.01 percent of the total deposits, dropping from 40.12 percent in 2004. If including deposits of financial institutions, as of the end of March 2005, the Bank's deposits stood at Baht 720,680 million, rising by Baht 9,652 million, or 1.36 percent, over the end of 2004.
- Total interbank and money market items, as of March 31, 2005, were at Baht 14,443 million, increasing by Baht 2,918 million, or 25.32 percent, over the end of 2004. This rise was attributed to an increase in sales of discounted promissory notes to the BoT, in compliance with the BoT policy encouraging more lending at low costs.

As of March 31, 2005, total consolidated shareholders' equity was Baht 71,877 million, rising by Baht 5,211 million, or 7.82 percent, over the end of 2004. This was due to the Bank's profits in the first quarter and an increase in appraisal surplus, resulting from an asset revaluation in compliance with the accounting standard No. 32, instructing a revaluation of land, premises, and equipment in every 3-5 years.

Compared to the same period of last year, total consolidated shareholders' equity increased by Baht 18,610 million, or 34.94 percent, also due to the aforementioned increases in net profits and appraisal surplus.

▫ Investments

The Bank and its subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments in securities, classified by type of investments, as of the end of March 2005 are shown below:

(Million Baht)

Type of Investments	Mar 31, 2005	%	Dec 31, 2004	%	Mar 31, 2004	%
Debt Instruments	**104,391**	**91.80**	**104,402**	**94.79**	**116,797**	**94.14**
Government and State Enterprise Securities						
• Trading Investments	8,487	7.46	1,315	1.19	1,713	1.38
• Available-for-sale Investments	32,430	28.52	36,194	32.86	61,869	49.87
• Held-to-maturity Investments	27,328	24.03	26,000	23.61	28,394	22.88
Private Enterprise Debt Instruments						
• Available-for-sale Investments	2,496	2.20	2,821	2.56	3,855	3.11
• Held-to-maturity Investments	10,568	9.29	278	0.25	541	0.44
Foreign Debt Instruments						
• Available-for-sale Investments	23,082	20.30	24,182	21.96	15,323	12.35
• Held-to-maturity Investments	-	-	13,612	12.36	5,102	4.11
Equity Securities	**9,319**	**8.20**	**5,733**	**5.21**	**7,271**	**5.86**
Available-for-sale Investments	1,421	1.25	1,766	1.61	1,453	1.17
General Investments	7,440	6.55	3,504	3.18	5,324	4.29
Investments in Subsidiary and Associated Companies	458	0.40	463	0.42	494	0.40
Total Investments – Net	**113,710**	**100.00**	**110,135**	**100.00**	**124,068**	**100.00**

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement at the end of March 2005 totaled Baht 10,516 million, decreasing by Baht 1,217 million from the end of 2004, due to the following activities:

- Net cash from operating activities totaled Baht 9,346 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) increased by Baht 9,085 million, while securities purchased under resale agreements rose by Baht 6,001 million. At the same time, loans and deposits showed increases of Baht 12,492 million and 9,302 million, respectively.
- Net cash from investment activities was Baht 6,293 million. This amount comprises cash received from the disposal of available-for-sale investments, totaling Baht 10,680 million, redemption of debt instruments held to maturity of Baht 4,007 million, cash payments for available-for-sale investments of Baht 5,625 million, and cash payments for debt instruments held to maturity of Baht 2,289 million.
- Net cash achieved from financial activities totaled Baht 32 million.

❑ Capital Expenditures

To enhance service efficiency, during the first quarter, the Bank's capital expenditures were primarily for information technology (IT), totaling Baht 346 million. Capital expenditures in other fixed assets were Baht 113 million.

2.3 Capital Requirements and Credit Ratings

▫ Capital Funds

As of March 31, 2005, the Bank and its subsidiaries had a capital base of Baht 81,114 million, comprising Tier-1 capital totaling Baht 48,958 million, and Tier-2 capital totaling Baht 32,156 million. The capital adequacy ratio of the Bank and its asset management companies, Phethai and Ploy AMCs, equaled 13.09 percent, significantly above the Bank of Thailand's minimum requirement of 8.50 percent.

Capital Adequacy Ratios*

	Mar 31, 2005	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004
Tier-1 Capital	7.90%**	7.98%	8.29%	7.23%	6.81%
Tier-2 Capital	5.19%	5.14%	5.23%	5.41%	5.30%
Total Capital Requirements	**13.09%****	**13.13%**	**13.51%**	**12.65%**	**12.11%**

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the first period's net profits shall be included in capital, after approval by the Bank's Board of Directors. The second period's net profits shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Not including the second period's net profits, as of December 31, 2004 and the first quarter's net profits, as of March 31, 2005. Should the second period's net profits, as of December 31, 2004 and the first quarter's net profits, as of March 31, 2005, be included, the capital adequacy ratio of Tier-1 capital and of total capital requirements would be equal to 9.80 percent and 14.99 percent, respectively.

▫ Credit Ratings

In the first quarter of 2005, Fitch Ratings raised its outlook for the Bank's international credit rating from "stable" to "positive", while international long-term subordinated debt and individual ratings were upgraded to BBB from BBB- and to C from C/D, respectively. Meanwhile, the Bank's credit rating given by Standard & Poor's and Moody's Investors Services remained unchanged from the end of 2004. Details are shown in the following table.

Credit Ratings Agency	March 31, 2005	December 31, 2004
Moody's Investors Services ***		
Long-term - Debt	n.a.*	n.a. *
- Subordinated Debt	Baa2	Baa2
- Deposit	Baa1 **	Baa1**
Short-term - Debt/Deposit	P-2	P-2
Outlook	Stable	Stable
Bank Financial Strength Rating (BFSR)	D	D
Outlook for BFSR	Positive	Positive
Standard & Poor's ***		
Long-term - Debt	BB+	BB+
- Subordinated Debt	BB-	BB-
Short-term - Debt/Deposit	B	B
Outlook	Positive	Positive
Fitch Ratings ***		
International credit ratings		
Long-term - Debt	BBB	BBB
- Subordinated Debt	BBB	BBB-
Individual	C	C/D
Support	2	2
Short-term - Debt/Deposit	F3	F3
Outlook	Positive	Stable
National credit ratings		
Long-term - Debt	AA(tha)	AA(tha)
- Subordinated Debt	AA-(tha)	AA-(tha)
Short-term - Debt/Deposit	F1+(tha)	F1+(tha)
Outlook	Stable	Stable

Remarks * Moody's Investor Services does not assign ratings to the Bank's long-term debt.

** Long-term deposit is rated only by Moody's Investor Services.

*** The investment grade of long-term credit ratings for Moody's Investors Services, Standard & Poor's, and Fitch Ratings are from Baa3, from BBB- and from BBB- respectively. For short-term credit ratings, the investment grade for these three agencies is from P-3, A-3, and F3, respectively.

3. Operations of Business Groups

3.1 Corporate Business Group

❑ Changes in the Operating Environment

During the first quarter of 2005, the Minimum Lending Rate (MLR) of commercial banks remained unchanged from the level at the end of 2004, while yields in the debt market started to rise along with the interest rate direction in the U.S. Although the country's economic activities have cooled due to various negative factors, the Bank was able to achieve loan extension near targets. Overall, the Bank's business continued to focus on increasing shares of quality customers through the offering of newly developed products to meet with demand in various customer segments, and through efficient proactive marketing strategies.

❑ Business Operations in the First Quarter

The Bank has made operational progress in various programs for customers and in products, as follows:

- **Customer Segment**

In the multi-corporate banking segment, loan extension to large state enterprises and large corporate businesses was on-target, while fee-based income exceeded targets, especially in syndicated loans and letters of indemnity-borrowing. In 2005, the Bank plans to increase credit extension to these customers to comply with the government's 'Mega Projects' and large corporate businesses' investment plans. The Bank will also focus on increasing fee-based income from products such as derivatives, syndicated loans, advisory services, and underwriting services. For the corporate banking segment, the Bank achieved loan extension near targets, especially in trade finance. The strategy has been to gain new customers in the construction materials, electronics, auto parts and petrochemical industries, and increase fee-based income from products such as trade finance, foreign exchange, and cash management services. For the business banking segment, the Bank managed to maintain our interest rate spread in loans extended to customers in this segment. In 2005, the Bank plans to provide business-related information to SME customers and improve product features and service quality.

- **Product Group**

  - **Domestic Credit Products and Letters of Indemnity-Borrowing**

During the first quarter of 2005, the Bank was successful in credit extension and achieved on-target fee-based income from letters of indemnity-borrowing. In addition, the Bank, in cooperation with the Bank of Thailand, is providing low-interest rate loans for businesses affected by the Tsunami, the Southern unrest, and the resurgence of the bird flu. These loans are offered in the form of working capital financing collateralized by promissory notes. Meanwhile, existing credit products have been continually improved and new products have been launched. Internal procedures have received ongoing development, including credit approval processes, while information technology systems are utilized more to enhance the efficiency in customer relations management.

- **Trade Finance**

During the first quarter of 2005, the Bank's international trade transactions continued to grow, as customer satisfaction increased (based on the Bank's customer satisfactory survey carried out toward the end of 2004). To ensure our services fit diverse business needs, a team was established to provide international trade advisory service for each customer group and business type.

- **Corporate Finance**

Fee-based income from corporate finance products far exceeded targets, especially from syndicated loans for large projects. The Bank was also successful as a debenture underwriter and financial advisor in numerous large projects. Our success was acknowledged and honored with several awards, including the "Best Bond House", the "Top Underwriter", the "Deal of the Year", and the "Best Market Contributor" from the Thai Bond Dealing Center (TBDC). Besides this, the Bank was ranked by the Thomson IFR Asia magazine and Bloomberg as the largest underwriter of debt instruments, in terms of market share, in both the public and private sectors of the country.

- **Foreign Exchange Services**

Although exchange rates were less volatile during the first quarter compared to the end of 2004, the Bank continued to monitor movements closely. Financial derivatives with longer maturity were offered to businesses, governmental and state enterprise agencies to facilitate their exchange rate and interest rate risk management. The Bank has also initiated new proactive strategies and is in the process of developing new investment products to increase alternative investment choices for institutional and corporate investors.

- **Cash Management**

Amid intense competition during the first quarter, the Bank still managed to achieve higher fee-based income than the same period of last year. Focus has been placed on maintaining existing customers and gaining new customers. More personnel were assigned to the job, and new technology was used in product development and launch, as well as to improve after-sales service, especially in the areas of billing and payment management. The Bank also offered "B2C Cash Management Business" service at a separate counter for targeted customers and started a debt collection service known as 'Total Receivables Management'. As for liquidity management, the Bank is in the process of developing short-term investment products to increase returns from customers' excess liquidity.

- **Securities Services**

During the first quarter of 2005, fee-based income from securities services exceeded targets, owing partly to continued growth in the Bank's debtor agent and debenture holder agent businesses, in concert with commercial bank loan extension to several large projects, especially in the transportation and energy sectors, and the government's investment projects. As these projects are expected to continue throughout 2005, the Bank has prepared the necessary staff and systems to be ready for increased transactions. Meanwhile, securities services in the mutual fund area continued to perform well from late last year, particularly in the area of investments in short-term fixed-income securities, leading to growth in the Bank's registrar and

custodial services. In addition, the Bank has become a leading custodial service provider, in terms of market share, for Retirement Mutual Funds (RMFs) and several large state enterprises. Our success was internationally acknowledged, as the Bank was ranked as the second largest leading custodial service provider in Thailand in the "2004 Survey of Agent Banks in the Emerging markets: Thailand" conducted by the "Global Custodian" magazine.

3.2 Retail Business Group

❑ Changes in the Operating Environment

During the first quarter of 2005, a slowdown in domestic economic activities did little to affect the growth of the Bank's retail business lending, as SME customers' demand for loans remained high. However, rising inflation had heightened production costs of SMEs in some industries, thereby imposing greater credit risk on the Bank. Meanwhile, the competition in sales of short-term fixed-income mutual funds was strong, as a widened gap between banks' deposit rates and yields in the debt market has led to more fund offering. As for credit card business, the competition to increase customer base, card spending, and card accepting stores remained intense from the fourth quarter of last year, with pricing competition being used as a main strategy to increase shares of card accepting stores. Besides this, the BoT's Financial Sector Master Plan has led to improvements in commercial banks' sales and service channels, particularly electronic services. On January 1, 2005, the Bank established the Electronic Retail Business Department, a separate department from the Electronic Sales Management Department, to extend and improve the Bank's electronic services to all customers.

❑ Business Operations in the First Quarter

To enhance alternative savings choices for consumers and increase our fee-based income, in the first quarter, the Bank, in cooperation with Kasikorn Asset Management Co., Ltd., launched six open-ended short-term fixed-income funds, one open-ended medium-term fixed-income fund, and the Ruang Khao SET 50 fund. The latest offering was Kasikorn Asset Management's new product, with returns tracking the SET 50 index[1]. In Bancassurance activities, the Bank, in cooperation with Muang Thai Life Assurance Co., Ltd., launched the Ruang Khao Sasomsup 5/1 Fund, which is a short-term endowment life insurance program, and established alternative sales channels in addition to the Bank's branch, such as direct mails and telephones (or "Tele Sales").

---

[1] The SET 50 index is one of the SET's market capitalization-weighted price indices. It is computed from the share prices of the top 50 listed companies on the SET with large market capitalization and high liquidity, with the base date of August 16, 1995 and using same calculation method as that of the SET index.

Progress in product and service development and improvement are as follows:

- **Loan Products**

  - **Retail Business Lending**

During the first quarter of 2005, the Bank carried out an analysis on customer profiles and developed products with credit structures defined for each customer segment. Fixed-rate loans were offered to facilitate customers' risk management and financial cost control amid an upward trend in interest rates, while interest rate and fee approval processes were improved to expedite credit approval processes, and an alignment of standards was undertaken for interest rate and fee approvals. Focus has also been placed on creating sound bank-customer relationships through the organizing of various seminars to provide knowledge to customers in the area of business strategies, the economic environment, and other related subjects.

  - **Consumer Loans**

In terms of housing loans, during the first quarter, the Bank continued to focus on the setting up of booths at exhibitions and the promotion of services through the "Home Smile Club" center. For 2005, the main strategy for expanding business is to encourage more transactions and product usage from existing customers, or "Cross-Selling". Personal loans also performed well and it is expected that the BoT's regulations to control the personal loan rate ceiling, likely be issued in the near future, will not have much impact on the Bank's personal loan business, as the Bank's current rates are relatively low.

  - **Credit Cards**

During the first quarter, the Bank continued to organize various marketing campaigns to encourage credit card spending, including the "Smart Billing" project that provides utility payment facilities through the Bank's credit cards, and the introduction of additional co-sponsored credit cards, in cooperation with business allies. As for the competition to increase shares of card accepting stores, payment facilities through the Bank's credit cards were offered to stores having regular customers using the Bank's cards.

- **Electronic Banking Services**

During the first quarter, the Bank's ATM and e-Cash Deposit machines increased to 1,431 and 72 machines, respectively. Use of e-Internet Banking services by individual customers and use of e-Biz Link services by small business customers increased by 10.08 and 12.88 percent over the fourth quarter of 2004, respectively. In February 2005, an automated email system was implemented to confirm the results of programmed transferal and payment transactions for e-Internet customers. As for e-Commerce, the number of stores using this service increased by 9.63 percent over the previous quarter, while work proceeded on improvements in the system, including system enhancement to handle payments in various currencies and structural adjustments to increase safety. Meanwhile, more services were provided through the Bank's e-Phone system, including the offering of information about check clearing, e-Internet Banking, and the Bank's new services. The "Call Net" system was developed to enable the call center system to track problems in credit card and ATM transactions,

and quickly inform to customers. The Bank has also utilized the Web Application system to provide more service channels for customer and allow problem fixing through an internet system, in addition to phone contact. Besides these, the Interactive Voice Response (IVR) system was also improved, with exchange rate and deposit/lending rate information being made available on-line to promote accuracy and for consistency with other information released via the Bank's other channels.

3.3 Treasury Group

❑ Changes in the Operating Environment

During the first quarter of 2005, the U.S. Federal Reserve raised its key interest rate by 0.25 percentage point each in February and March, sending the U.S. Fed Funds rate to 2.75 percent. The Bank of Thailand also increased its 14-day repurchase rate by 0.25 percentage points in March to 2.25 percent. As these policy interest rates tend to increase further during 2005, the Bank's strategy for interest rate risk management is to not increase investments in fixed-income securities, nor lengthen portfolio maturity in these instruments.

❑ Business Operations in the First Quarter

For the first quarter, the Bank continued with a strategy of reducing investments in equity securities of businesses that are not directly related to the Bank's core business. To prepare for a possible decrease in liquidity and increases in interest rates, products yielding higher returns were developed, such as structured products and credit derivative instruments. Meanwhile, the Bank has conducted more financial transactions related to other types of derivative instruments to meet with customers' needs and expand the customer base in this area.

❑ Financial Position and Operating Performance

As of March 31, 2005, total investments of the Treasury Group were Baht 206,368 million, decreasing by Baht 8,155 million, or 3.80 percent, from the end of 2004. Investments in the money market accounted for 50.80 percent of the total investments, while investments in the capital market accounted for the remaining 49.20 percent.

Treasury Group's income

(Million Baht)

Type of Transaction	Percent of total TG's income	Q1-2005	Q4-2004	Changes during Q4-04 to Q1-05	
				Million Baht	Percentage change
Interest and Dividend Income					
Interbank and money market items	36.00	516	318	198	62.26
Investments	59.95	859	842	17	2.02
Non-interest Income					
Gains on investments	0.23	3	1,223	(1,220)	(99.75)
Gains on exchange and other non-interest income	3.82	55	399	(344)	(86.22)
Total	**100.00**	**1,433**	**2,782**	**(1,349)**	**(48.49)**

Note: The figures above are managerial figures.

For the first quarter of 2005, the Group had total income of Baht 1,433 million, decreasing by Baht 1,349 million, or 48.49 percent, from the fourth quarter of 2004. This was attributed to a decline in non-interest income of Baht 1,564 million, due mainly to decreases in gains on investments in fixed-income and equity securities. At the same time, interest and dividend income showed an increase of Baht 215 million, due to rises in interest rates over the previous quarter.

4. Risk Management and Risk Factors[2]

4.1 Credit Risk Management

During the first quarter, the Bank continued to improve credit approval processes of the Corporate Business Group, retail business lending for Bangkok and the Metropolitan Region, credit cards, and consumer loans. Credit underwriting and approvals have been centralized under a clear and standardized credit policy, with approval procedures and systems designed to suit customers with varied needs and characteristics. Credit policy, underwriting standards, and credit processes are designed to support and guide business development, balance risk and return, and maintain consistency in the way the Bank extends credit and manage credit exposure countrywide.

Details about the Bank's risk management in the first quarter of 2005 are as follows:

- **Outstanding Loans**

As of March 31, 2005, the Bank's consolidated outstanding loans stood at Baht 591,852 million, decreasing by 0.12 percent from Baht 592,588 million at the end of 2004.

As of the end of March 2005, 56.97 percent of the Bank's outstanding loans to customers were loans not exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai and Ploy Asset Management Companies and Kasikorn Factoring, which are wholly-owned subsidiaries, accounted for Baht 44,370 million, or 7.62 percent of the Bank's total loan portfolio. Classified by customer type, juristic persons accounted for 343,780 million, or 59.07 percent of outstanding loans, while sole proprietor and consumer borrowings accounted for the remaining 40.93 percent. In terms of maturity, credit with maturity of less than or equal to 1 year accounted for 64.90 percent of the Bank's total loans.

[2] The details of the overall Risk Management framework, Risk Management Principles, Market Risk Management, Liquidity Risk Management, Operational Risk Management, the Performance Evaluation in the form of Risk-adjusted Return on Capital (RAROC), and Economic Profit for shareholders can be obtained from the MD&A report for the year ended December 31, 2004.

The Bank's Consolidated Lending Portfolio – Profile



Less than 20 MB
Over 20 MB
Credit Amount
As of March 31, 2005
43.03
56.97
As of December 31, 2004
43.18
56.82
Juristic Persons
Sole Proprietor and Consumer Borrowings
Type of Customer
As of March 31, 2005
59.07
40.93
As of December 31, 2004
59.13
40.87
Less than 1 Year
Over 1 Year
Credit Maturity
As of March 31, 2005
64.90
35.10
As of December 31, 2004
65.31
34.69
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of March 2005 and the end of 2004, were as follows:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)



As of March 31, 2005
Others 8.60%
Agricultural & Mining 2.93 %
Housing Loan 11.20 %
Utilities & Services 10.57 %
Real Estate & Construction 6.58 %
Manufacturing & Commerce 60.12 %
As of December 31, 2004
Others 8.94 %
Agricultural & Mining 3.06 %
Housing Loan 10.85 %
Utilities & Services 10.51 %
Real Estate & Construction 7.02 %
Manufacturing & Commerce 59.62 %

- **Non-performing Loans**

As of March 31, 2005, NPLs of the Bank and its AMCs stood at Baht 68,400 million, equal to 11.55 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 54,042 million, accounting for 9.24 percent of the total outstanding credit, including that of financial institutions. Both NPL figures decreased from those at the end of 2004, as shown in the table below.

(Million Baht)

Quarter ending	Mar 31, 2005	Dec 31, 2004
The Bank and its AMCs' NPLs	68,400	72,809
Percentage of total outstanding credit, including that of financial institutions	11.55	12.30
The Bank's NPLs	54,042	56,870
Percentage of total outstanding credit, including that of financial institutions	9.24	9.81

In the first quarter of 2005, the Bank and its AMCs entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 10,184 million. At the same time, Bank-only pre-written-off outstanding debts amounted to Baht 7,894 million. The details of debt restructuring and losses from debt restructuring as of the end of March 2005 and the end of 2004 are shown in the following table.

(Million Baht)

Quarter ending	Mar 31, 2005	Dec 31, 2004
Debt restructuring of the Bank and its AMCs	10,184	11,438
Losses from debt restructuring	749	2,502
Debt restructuring of the Bank	7,894	9,142
Losses from debt restructuring	432	1,806

- **Allowance for Doubtful Accounts**

As of March 31, 2005, allowances for doubtful accounts of the Bank and its AMCs totaled Baht 40,763 million. This amount was equivalent to 149.73 percent of the level required by the BoT. For Bank-only allowances for doubtful accounts, the amount stood at Baht 30,811 million, which was equivalent to 147.71 percent of the level required by the BoT. Current allowances, both consolidated and Bank-only, are believed to be adequate to absorb estimated and potential losses from debt restructuring, relapses in performing restructured loans, depreciation in collateral value, and potential loss sharing in debt restructured accounts, which have been transferred to the Thai Asset Management Corporation.

- **Foreclosed Properties**

As of March 31, 2005, the Bank's consolidated foreclosed properties had a book value of Baht 21,307 million, accounting for 2.53 percent of total assets. At the same time, Bank-only foreclosed properties had a book value totaling Baht 16,242 million, accounting for 1.93 percent of total assets.

At the end of the first quarter, consolidated allowances for impairment of foreclosed properties stood at Baht 3,544 million, accounting for 16.63 percent of the book value of foreclosed properties. As for Bank-only figures, allowances for impairment of foreclosed properties were at Baht 3,255 million, accounting for 20.04 percent of the book value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding,

maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. The details of foreclosed properties and the associated allowances, as of the end of March 2005 and the end of 2004, are shown below.

(Million Baht)

Quarter ending	Mar 31, 2005	Dec 31, 2004
Consolidated foreclosed properties	21,307	21,216
Percent of total assets	2.53	2.56
Allowances for impairment of consolidated foreclosed properties	3,544	3,819
Percent of consolidated foreclosed properties	16.63	18.00
Bank-only foreclosed properties	16,242	16,071
Percent of total assets	1.93	1.95
Allowances for impairment of Bank-only foreclosed properties	3,255	3,336
Percent of Bank-only foreclosed properties	20.04	20.76

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of March 31, 2005, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 43,943 million, or 67.86 percent of the total initial unpaid principal balance, with an expected recovery rate of 54.16 percent. For Ploy AMC, the amount equaled zero, due to the transferal of all assets to the Bank and Phethai AMC on March 15, 2005. The details of the NPL resolving and/or restructuring in the past five quarters are shown in the table below.

(Million Baht)

Quarter ending	Mar 31, 2005	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	43,943	44,555	41,937	37,412	35,708
Percent of the total initial unpaid principal balance	67.86	68.80	64.76	57.77	55.14
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	n.a.*	30,659	30,166	29,830	28,413
Percent of the total initial unpaid principal balance	n.a.*	74.43	73.23	72.42	68.98

Note: * As of the end of March 2005, Ploy AMC's cumulative loans resolved/restructured equaled zero, due to the transferal of all assets to the Bank and Phethai AMC on March 15, 2005.

4.2 Other Risk Management

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered as credit loans, which require submission of collateral. Regarding risk control in this area,

the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of March 2005, the Bank's contingent obligations were Baht 57,767 million, compared to Baht 50,310 million at the end of December 2004.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank conducts various derivative transactions as a tool for risk hedging, including exchange rate, interest rate, and the Bank's securities price risks. The Bank also provides derivative instrument trading services to customers and business allies to increase our fee-based income. As of March 31, 2005, the Bank had foreign exchange contracts on the purchase side of Baht 109,552 million, with Baht 234,789 million on the sales side, compared to Baht 77,668 million and 196,807 million at the end of December 2004, respectively. In addition, the Bank had interest rate contracts on the purchase side of Baht 67,801 million and Baht 58,185 million on the sales side, compared to Baht 54,607 million and 50,675 million at the end of December 2004, respectively.

- **Risks Related to Capital Adequacy**

As of March 31, 2005, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 13.09 percent, which is significantly above the BoT minimum requirement of 8.50 percent. The Bank also monitors capital closely, as it fluctuates with operations.

5. Functional Groups

In the first quarter of 2005, the Bank undertook system development in many aspects for greater efficiency within core business groups, such as in human resources, operational restructuring, and information technology.

❑ Building an Effective, Performance-Based Organization

With the goal of becoming a performance-based and competency-based organization, the Bank continued with the implementation of the PRO (Performance Reward Opportunity) project carried over from the previous year. During the first quarter of 2005, individual targets were set in practice and made consistent with the overall objectives of operating groups, departments, and the Bank. Meanwhile, performance evaluations were conducted on each employee, with results being compared to those of peers. This will help to stimulate higher employee performance and assist in the development of employee skills, thereby leading to better performance evaluations and compensation schemes in the future. For executives, aside from individual goals set for each, shared goals have been designated to stimulate cooperation within and between departments and operating groups, and provide incentives toward working together to meet the Bank's business targets. The aforementioned principles have been established to assure that performance evaluations are accurate, fair, and consistent with the Bank's new compensation system for 2005, which denotes that consideration toward salary increases must be aligned with the Bank's overall business performance as well as individual performance. In recruitment matters, the Human Resources Group has defined a strategy and methodology for recruitment of highly qualified personnel, and has undertaken training and other development, which stresses programs directly related to the Bank's business as the foremost topic.

❑ Credit Services Unit & Centralized Lending Services Project (CSU/CLS)

In the first quarter, the Bank has completed all main credit development projects, including the improvements in operations to facilitate credit support and operations after credit approval processes were centralized. Other projects completed were the centralization of contract and collateral document retrieval systems for the Retail and Corporate Banking groups in Bangkok and its Metropolitan region, the Document Management System (DMS), and the Document & Collateral Control System (DCS).

During the first quarter, after the expansion of the scope of the DCS project had been completed, the Bank tested DCS internally at centralized processing centers prior to rollout to the entire organization. This system allows remote viewing and inspection of documents through a website, which is expected to enhance efficiency in the retrieval and return of important contracts and collateral documents, and speed up loan approval process and debt restructuring work of relationship managers. It also reduces the risk of loss or damage to original documents and facilitates the Bank's internal audits, as well.

❑ IT Security Policy and Infrastructure

During the first quarter, work proceeded on secure IT infrastructure to facilitate the use of China Union Pay credit cards through the Bank's electronic network with

complete data security and safety. The Bank also undertook the "Metadirectory" project to centralize the storing and integration of the Bank's application users' profiles, which will help improve registry data and make the system more secure against unauthorized access. This project is expected to be operational by the end of the fourth quarter of 2005.

❑ IT Outsourcing

The Bank, in cooperation with IBM (Thailand) Co., Ltd., continued to enhance the efficiency of IT systems under the Transformation Plan. Improvements in the Disaster Recovery Plan and back-up systems for mainframes were completed in the first quarter. Further improvements will be undertaken in the second quarter, and system testing will take place in the third and fourth quarter. Work has also been carried out in improving the Local Area Network (LAN) to handle more operational systems with greater efficiency, wherein procurement of additional equipment and hardware was undertaken in the first quarter. The Bank plans to upgrade the network systems in the second quarter, and expects to begin the modification during the third and fourth quarter.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of March 31, 2005 are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2005 First Quarter Operating Performance (Baht)
Investment in Asset Management Company							
1. Phethai Asset Management Co., Ltd. (Formerly Thonburi Asset Management Co., Ltd.) Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	19,035,230
2. Ploy Asset Management Co., Ltd. (Formerly Chanthaburi Asset Management Co., Ltd.) Tel. 0-2694-5000 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	56,704,661
Investment in Subsidiary and Associated Companies							
1. Kanpai Co., Ltd. Tel. 0-2273-3898 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	12,456,835
2. Progress Plus Co., Ltd. Tel. 0-2225-2020 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	579,782
3. Kasikorn Factoring Co., Ltd. (Formerly Thai Farmers Heller Factoring Co., Ltd.) Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,994	99.99	Ordinary	17,011,296
4. Progress Land and Buildings Co., Ltd. Tel. 0-2273-3850 Fax. 0-2273-3883	Bangkok	Real Estate Development	20,000,000	19,999,992	99.99	Ordinary	2,953,192
5. Kasikorn Research Center Co., Ltd. Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	(4,919,607)
6. Progress Facilities Management Co., Ltd. Tel. 0-2273-3289-91 Fax. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	1,846,594
7. Progress Management Co., Ltd. Tel. 0-2273-3850 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	1,630,269

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2005 First Quarter Operating Performance (Baht)
8. Progress Software Co., Ltd. Tel. 0-2225-7900 Fax. 0-2270-1197	Bangkok	Services	100,000	99,994	99.99	Ordinary	2,868,024
9. Kasikorn Leasing Co., Ltd. Tel - Fax -	Bangkok	Leasing	6,000,000	5,999,993	99.99	Ordinary	-
10. Progress Storage Co., Ltd. Tel. 0-2273-3832 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	2,841,801
11. Progress Service Co., Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	2,837,633
12. Progress H R Co., Ltd. Tel 0-2273-1785-6 Fax 0-2270-1273	Bangkok	Services	10,000	9,994	99.94	Ordinary	100,403
13. Kasikorn Securities Public Co., Ltd. Tel. - Fax. -	Bangkok	Securities	60,000,000	59,944,662	99.91	Ordinary	(7,594,023)
14. Progress Appraisal Co., Ltd. Tel. 0-2273-3649 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	3,501,785
15. Kasikorn Asset Management Co., Ltd. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	19,394,156	71.42	Ordinary	54,538,684
16. Processing Center Co., Ltd. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	18,030,437
17. N.C.Associate Co., Ltd. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Trading	10,000	2,823	28.23	Ordinary	(24,500)
18. Rural Capital Partners Co., Ltd. Tel. 0-2318-3958 Fax 0-2318-3958 ext. 406	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	10,186
19. Progress Information Co., Ltd. Tel 0-2642-7242 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(1,785,586)
20. M Grand Hotel Co., Ltd. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(1,451,012)
21. E.S.Industries Co., Ltd. Tel. 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-

Note: These operating performance figures are shown in subsidiary and associated companies' financial statements.